EXHIBIT 2.02

Agreement

relating to the sale and purchase of the major part of the issued share capital of uSwitch Limited

(1)	The persons listed in schedule 1

(2)	FIRSTCORNER Limited

(3)	Lord Milford Haven

Dated 15 March 2006

Osborne Clarke

One London Wall

London

EC2Y 5EB

Telephone +44 (0) 20 7105 7000

Fax            +44 (0) 20 7105 7005

Contents

1.	Definitions and interpretation	1
2.	Conditions precedent	13
3.	Sale and purchase	14
4.	Consideration	15
5.	Completion	15
6.	Preparation of Completion Accounts and Consideration Adjustments	16
7.	Post completion matters	18
8.	Warranties	18
9.	Tax Covenant	19
10.	Purchaser’s remedies	19
11.	Limitations on liability	23
12.	Conduct of Non-Tax Claims	24
13.	Protection of Goodwill	24
14.	General	26
15.	Announcements	29
16.	Costs and expenses	29
17.	Notices	29
18.	Governing law and jurisdiction	30
19.	No set off	31
Schedule 1 – Part 1		32
(The Vendors)		32
Schedule 1 – Part 2		33
(The Warrantors)		33
Schedule 2 – Part 2		35
(Subsidiaries)		35
Schedule 2 – Part 3		36
(The Properties)		36
Schedule 3		37
(Non-Tax Warranties)		37
Schedule 4		53
(Limitations on liability)		53
Schedule 5		56
(Tax Schedule)		56
Part 1 - Definitions and interpretation		56
1.	Definitions and interpretation	56
Part 2 - Tax Warranties		60
2.	Tax Warranties	60
3.	Stamp duty	66
4.	Tax Covenant	67
5.	Covenant to Vendors	69
Part 4 - Limitations and general		70
6.	Limitations on liability	70
7.	Repayment	72
8.	Reliefs	73

9.	Claims Procedure	73
10.	Tax Returns	75
Schedule 6		77
(Completion requirements)		77
Schedule 7		79
(Intellectual Property)		79
Schedule 8		80
Disbursement Certificate		80
Schedule 9		81
Completion Accounts		81
Part 1: Accounting Instructions		81
Part 2: Independent Accountants’ terms of reference		91

Documents in agreed form:

Disclosure Letter

Press Release

ii

This Agreement is made on 15 March 2006

Between:

(1)	The persons whose names and addresses are set out in Schedule 1 (the “Vendors”);

(2)	FIRSTCORNER Limited (registered in England and Wales with company number: 5651121) whose registered office is at 10th Floor, Portland House, Stag Place, SW1 5BH (the “Purchaser”); and

(3)	Lord Milford Haven of Great Trippetts Farm, Rake Road, Milland, GU30 7AX (“LMH”).

Background:

The Vendors have agreed to sell and the Purchaser has agreed to purchase the Shares on the terms and conditions set out in this Agreement.

This Agreement witnesses as follows:

1.	Definitions and interpretation

1.1	In this Agreement, unless the context otherwise requires, the following definitions shall apply:

“Accounts”	means the audited balance sheet as at the Accounts Date and the audited profit and loss account for the financial period ended on the Accounts Date of each Group Company, including all documents required by law to be annexed to them and in the case of the Company only, the audited consolidated balance sheet as at that date and the audited consolidated profit and loss account for that period;

“Accounts Date”	means 31 December 2005;

“Accounting Instructions”	the instructions regarding the preparation of the Completion Accounts as set out in Part 1 of Schedule 9;

“Act”	means the Companies Act 1985 (as amended);

“Actual Cash Amount”	means the Cash less Debt as at the Completion Date as calculated in accordance with Schedule 9;

“Actual Non-Cash NCA”	means the adjusted Non-Cash current asset position of the Company as at the Completion Date as calculated in accordance with Schedule 9;

“Actual Non-Cash NCA Statement”	the statement showing the Actual Non-Cash NCA to be prepared in accordance with the provisions of Schedule 9;

“Adjustment Account”	means an interest bearing deposit account, to be opened with designation Osborne Clarke and SJ Berwin LLP Client account re: uSwitch Limited, or such other retention account from time to time agreed between the Vendors’ Representative and the Purchaser;

“Adjustment Fund”	the balance standing to the credit of the Adjustment Account from time to time;

“Adjustment Amount”	means the sum of £1,000,000;

“Adjustment Disbursement Certificate”	a disbursement certificate addressed to the Bank of Scotland requesting a withdrawal from the Adjustment Account duly executed by the Purchaser and the Vendors’ Representative and substantially in the form set out in part 2 Schedule 8 to this Agreement;

“Admitted Claim”	has the meaning given in clause 10.11(a);

“Affiliates”	in relation to any body corporate (whether or not registered in the United Kingdom), any holding company or subsidiary of such body corporate or any subsidiary of a holding company of such body corporate;

“Agreement”	means this agreement (including any schedule or annexure to it which shall have the same force and effect as if set out in the body of this Agreement);

“Agreed Proportions”	means the respective percentage proportions attributable to the interests of the Vendors in the Shares as set out in column (4) of Schedule 1, Part 1;

“Applicable Law”	means any law or regulation, order, decree or other provision having the force of law in any jurisdiction anywhere in the world and which is applicable to any Group Company by reason of its presence or activities in any such jurisdiction;

“Bank”	means Schroder & Co Bank AG, Central 2, Postfach, CH-8021, Zurich

“Board”	means the board of directors of the Company;

“B Bonus”	means the bonus (or other sums to be paid by way of indemnity) paid or to be paid by the Company to the Vendors of B Shares on or following Completion by reference to taxation payable by such Vendors relating to their subscription for B Shares;

“B Shares”	means the B shares of £0.001 each in the capital of the Company;

“Business Day”	means a day (other than a Saturday, a Sunday or a bank or public holiday) on which clearing banks are open for normal banking business in the City of London;

“Cash”	in respect of each Group Company, at the relevant time the aggregate of all cash held by such Group Company, and any balances accredited to the account of such Group Company with banks or other financial institutions as set out in the Group Company’s nominal ledger and including cash received by the Company on the exercise of the Share Options by the option holders;

“Cash Statement”	means the statement of Cash and Debt to be prepared in accordance with the provisions of Schedule 9;

“Cash Target”	means the sum of £7,031,132;

“CCA”	means the UK’s Consumer Credit Act 1974;

“Claim”	means a Warranty Claim or a claim by the Purchaser against the Warrantors under the Tax Covenant (as the case may be) or otherwise under or pursuant to the terms of this Agreement;

“Claim Notification”	has the meaning given to it in clause 10.11(a);

“Company”	means uSwitch Limited, details of which are set out in Part 1 of Schedule 2;

“Completion”	means the completion of the sale and purchase of the Shares under this Agreement;

“Completion Accounts”	the accounts to be prepared and agreed by the parties or determined in accordance with Schedule 9 and comprising the Consideration Adjustment Statement and the Actual Non-Cash NCA Statement and Cash Statement;

“Completion Date”	means the date of Completion;

“Conditions”	means those matters set out in clause 2.1 and “Condition” shall mean any of them;

“Consideration”	means the aggregate sum of £197,230,152 due to the Vendors at Completion as adjusted pursuant to clause 6.2;

“Consideration Adjustment Statement”	the statement of adjustments to be prepared pursuant to clause 6.2 in accordance with the provisions of Schedule 9;

“Corporation Tax”	all amounts of corporation tax payable by any of the Group Companies after deducting any allowable expenses or deductible items ;

“Debt”

means in respect of each Group Company, at the relevant time, the aggregate amount of:

(a)    the principal and accrued interest on any interest bearing borrowing or indebtedness in the nature of borrowing incurred by such Group Company (including, without limitation, bank debt, loans, overdrafts, guarantees, letters of credit (which are secured by a third party which is not a Group company), any loan notes or bonds, any other interest bearing and/or secured lending or credit liabilities provided by third parties to such Group Company and any early repayment, prepayment, or breach costs or penalties in respect of the above items;

(b)    the capitalised element of any lease or hire purchase contract which would, in accordance with UK GAAP, be treated as a finance or capital lease;

(c)    declared and/or accrued but unpaid dividends of such Group Company (other than dividends due to another Group Company);

(d)    all obligations of such Group Company to purchase or redeem or otherwise acquire for value any share capital of such Group Company (other than such share capital held by another Group Company);

(e) all amounts and costs payable by such Group Company on termination of any interest rate swap or hedging arrangements to which such Group Company is party;

(f) any amount in respect of the sale or discounting of such Group Company’s rights or assets in return for funding in the nature of finance and any other off balance sheet finance; and

(g) any amount payable by any Group Company to the Vendors or any Affiliate of the Vendors.

“Determination Date”	the date on which the Completion Accounts are agreed by the parties or determined in accordance with paragraph 4 of Part 1 of Schedule 9;

“Disbursement Certificate”	a disbursement certificate addressed to the Stakeholder requesting a withdrawal from the Retention Fund duly executed by the Purchaser’s Solicitors and the Warrantors’ Representative and substantially in the form set out in part 1, Schedule 8 to this Agreement;

“Disclosed”	means fairly disclosed to the Purchaser in the Disclosure Letter. For these purposes, “fairly disclosed” in relation to any fact, matter or circumstance shall be where the disclosure contains sufficient information regarding that fact, matter or circumstance to enable it and its import or likely import reasonably to be identified;

“Disclosure Letter”	means the letter of the same date as this Agreement in the agreed form from the Vendors to the Purchaser and delivered to the Purchaser’s Solicitors immediately prior to the execution of this Agreement, together with any attachments;

“Domain Names”	means the domain names of which any Group Company is a registrant as listed in Schedule 7 Part 1;

“Encumbrance”	means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, or any other security agreement or arrangement, or any agreement to create any of the above;

“Environmental Consents”	any assessment, authorisation, certificate, consent, licence, permission, permit, ruling, variation, modification, transfer or any other information or approval required by any Environmental Law or agreement made pursuant to Environmental Law

“Environmental Law”	all international, EU, national, federal, state or local laws (both common law and statute law and civil and criminal law) and all subordinate legislation and regulatory codes of practice (including, without limitation, statutory instruments, guidance notes, circulars, directives, decisions, regulations, treaties, and conventions) concerning the pollution or protection of the Environment which are or were binding upon the Vendors or the Company in the relevant jurisdiction in which the Vendors or the Company are or have been operating (including by the export of their products or their waste thereto)

“Escrow Agents”	means the Vendors’ Solicitors and the Purchaser’s Solicitors;

“FSA”	means the Financial Services Authority of 25 The North Colonnade, Canary Wharf, London E14 5HS

“FSMA”	FSMA means the UK’s Financial Services and Markets Act 2000;

“Group Companies” or “Group”	means the Company and its Subsidiaries and “Group Company” means any of them;

“Independent Accountants”	either:

(a) an independent firm of chartered accountants of international repute agreed by the Vendors’ Representative and the Purchaser not being the auditors of the Purchaser, the Vendors or the Company; or

(b)    in default of agreement as to the identity of that independent firm within five Business Days of either party notifying the other of its wish to appoint an independent firm, a specific member of an independent firm of chartered accountants to be nominated on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Intellectual Property”	means patents, trade marks or names whether or not registered or capable of registration, registered designs, design rights, domain names, copyrights, database rights, the right to apply for and applications for any of the preceding items, together with the rights in inventions, processes, software, know-how, trade or business secrets, confidential information or any process or other similar right or asset capable of protection anywhere in the world;

“Key Employees”	means Andrew Salmon, Vipul Amin, Jon Miller, Barry Holloway, Susie Bruck, Alan Tattersall, Nick White and Narisa Wild;

“Leases”	means any leases (including underleases) under which the Properties are held, particulars of which are set out in Part 2 of schedule 2 and “Lease” means any of them;

“LPMPA”	the Law of Property (Miscellaneous Provisions) Act 1994;

“Management Accounts”	means the unaudited consolidated management accounts for the Group for the period from the Accounts Date up to and including 31 January 2006;

“Material Contract”	means (unless stated otherwise in this Agreement) any contract (a) under which the revenue or the cost to the Company exceeds £250,000 per annum or (b) upon which the Company depends for the operation of its business in the way it is operated at the date of this Agreement and where the cost of replacing such contract would incur cost to the Company of £250,000 or more;

“Minority Shares”	means the remaining shares in the issued share capital of the company as at Completion which when aggregated with the Shares will constitute the entire issued share capital of the Company as at Completion;

“Minority SPAs”	means the agreements of the same date as this Agreement each between the Purchaser and certain holders of the Minority Shares, all agreements together providing for the sale and purchase of the Minority Shares;

“Non-Tax Claim”	means any Claim which is not a Tax Claim (as defined in the Tax Schedule);

“Non-Tax Warranties”	means the warranties set out in schedule 3;

“notice”	includes any notice, demand, consent or other communication;

“Ordinary Shares”	means the ordinary shares of £0.001 each in the capital of the Company;

“Policies”	means all insurance policies maintained by the Group at the date of this Agreement and “Policy” means any of them;

“Properties”	means the leasehold property particulars of which are set out in Part 2 of schedule 2 and the “Property” means any of them;

“Purchaser’s Accountants”	means Deloitte & Touche LLP of 180 Strand, London WC2R 1BL;

“Purchaser Group Company”	means the Purchaser and any holding company or parent company or any subsidiary or subsidiary undertaking of the Purchaser or such companies as defined in sections 736, 736A, 258 and 259 of the Act;

“Purchaser’s Solicitors”	means SJ Berwin LLP of 10 Queen Street Place, London, EC4R 1BE;

“Relevant Amount”	has the meaning given to it in clause 10.11(a);

“Registered IP”	has the meaning given to it in Warranty 20.2 in Schedule 3;

“Restricted Business”	means: the business of the Group Companies as carried on at Completion including but not limited to:

(i)     the provision to consumers (whether business or non-business) of on-line comparison and switching services in relation to energy, water, heating, insurance, telephony products, broadband, digital TV, all types of personal finance including without limitation credit accounts, credit cards, unsecured loans, secured loans and mortgages, current accounts, cheque accounts, interest bearing accounts, investment accounts, savings accounts, directories, mobile phones and car and home insurance; and

(ii)    the provision to consumers of on-line local residential information based on postcode or other selected address criteria, in relation to property and moving services, property prices, valuation reports, property finding, buying and selling and renting, local area person profiling, local area reporting and location services including without limitation in relation to education, neighbours, policing and crime, transport, council, leisure, and redirection services for domestic product and service price comparison and switching;

including in either case any planned activities and activities under development at Completion;

“Restricted Period”	means the period commencing on Completion and ending three years thereafter;

“Retention Account”	means an interest bearing deposit account, account number 304891.0004 opened with the designation “Retention Account Firstcorner Limited and Velocity Investments Limited/Raybridge Services Limited” at the Bank or such other retention account from time to time agreed pursuant to clause 10.6;

“Retention Fund”	means the retention fund held by the Bank and operated by the Stakeholder in respect of cash from time to time, as contributed by the Warrantors in accordance with clause 10.5 subject to any lawful deductions made pursuant to this Agreement;

“Retention Fund Share”	means in relation to each Warrantor its Agreed Proportion of the Retention Fund or Relevant Amount thereof;

“2007 Retention Payment Date”	means 6 July 2007;

“2008 Retention Payment Date”	means 6 July 2008;

“2009 Retention Payment Date”	means 6 July 2009;

“Shares”	means the 33,843,222 issued shares of the Company at Completion held by the Vendors in the respective amounts as set out in Schedule 1;

“Share Option Scheme”	means the 2005 share option schemes comprising the 2005 Enterprise Management Incentive Share Option Plans (for executives) dated 17 November 2005 and 11 October 2005 and each of the uSwitch Employees (Version A) 2005 Enterprise Management Incentive Share Option Plan and the uSwitch Employees (Version B) 2005 Enterprise Management Incentive Share Option Plan;

“Stakeholder”	means the Bank;

“Subsidiaries”	means Buy.co.uk Limited and Upmystreet.co.uk Limited, details of which are set out in Part 2 of Schedule 2;

“Target Non-Cash NCA Amount”	means the sum of £4,576,987;

“Tax Covenant”	means the covenant given by the Warrantors under Part 3 of the Tax Schedule;

“Tax Schedule”	means the provisions of Schedule 5 of this Agreement;

“Tax Warranties”	means the warranties set out in Part 2 of the Tax Schedule and each of them;

“Tax”, “Taxes” or “Taxation”	has the meaning ascribed thereto in the Tax Schedule;

“Territory”

means:

(i)     for the first two years of the Restricted Period, the entire world; and

(ii)    for the remainder of the Restricted Period the United States of America, Canada, the United Kingdom and those countries comprising Continental Europe;

“Trade Marks”	means the trade marks of which any Group Company is an owner as listed in Schedule 7 Part 2;

“UK GAAP”	generally accepted accounting principles in the United Kingdom as set out in all Statements of Standard Accounting Practice, Financial Reporting Standards and Urgent Issues Task Force Abstracts issued by the UK Accounting Standards Board and all relevant United Kingdom company law;

“Velocity”	means Velocity Investments Limited, one of the Vendors;

“Velocity Bank Account”	HSBC Bank plc, London SWIFT:MIDL GB22 Sort Code: 400515 for account Schroder & Co Bank AG account number 39814128, SWIFT: BJH SCH ZZ for further credit to account name: Velocity Investments Limited, account number 304727.0004;

“Vendors’ Accountants”	means Grant Thornton UK LLP, Churchill House, Chalvey Road East, Slough, Berkshire, SL1 2LS;

“Vendor Associate”	shall have the meaning given to it in the Tax Schedule;

“Vendors’ Group”	the Vendors and any of their Affiliates and excluding any Group Company;

“Vendors’ Representative”	Andrew Salmon of 8a Maunsel, Road London SW1P 2QL;

“Vendors’ Solicitors”	means Osborne Clarke of One London Wall, London EC2Y 5EB;

“Warranties”	means the Non-Tax Warranties and the Tax Warranties, and “Warranty” means any one of them;

“Warrantors”	means those persons whose names are set out in Schedule 1 Part 2 to this Agreement;

“Warrantors’ Representative”	means Beachcroft Wansbroughs of 100 Fetter Lane, London EC4A 1BN;

“Warranty Claim”	means a claim by the Purchaser against the Warrantors for breach of any of the Warranties; and

“Withheld Amount”	has the meaning given to it in clause 10.11(b).

1.2	In this Agreement, unless the context otherwise requires:

(a)	words defined in paragraph 1 of the Tax Schedule shall bear the same meaning in this Agreement.

(b)	words in the singular include the plural and vice versa and words in one gender include any other gender;

(c)	a reference to a statute or statutory provision includes:

(i)	any subordinate legislation (as defined in section 21(1) of the Interpretation Act 1978) made under it;

(ii)	any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)	any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it except to the extent that it would create or increase the liability of any party under this Agreement;

(d)	a reference to:

(i)	any “party” means any party to this Agreement as set out at the head of page 1 (and “parties” means all of the parties to this Agreement) and includes its successors in title and permitted assigns;

(ii)	a “person” includes any individual, firm, corporation, body corporate, association or partnership, trust, unincorporated organisation, employee representative body, government or state or agency or department thereof, executors administrators or successors in title (whether or not having a separate legal personality);

(iii)	clauses and schedules and annexures are to clauses and schedules and annexures of this Agreement and references to sub-clauses and paragraphs are references to sub-clauses and paragraphs of the clause or schedule in which they appear;

(iv)	any provision of this Agreement is to that provision as amended in accordance with the terms of this Agreement;

(v)	any document being “in the agreed form” means in a form which has been agreed by the parties on or before the date of this Agreement and for identification purposes signed by them or on their behalf by their solicitors;

(vi)	“writing” shall not, for the avoidance of doubt, include e-mail or any other form of electronic communication, other than facsimile where explicitly stated;

(vii)	a company or other entity shall be a “holding company” for the purposes of this Agreement if it falls within either the meaning attributed to that term in section 736 and 736A of the Act or the meaning attributed to the term “parent undertaking “ in section 258 of such Act, and a company or other entity shall be a “subsidiary “ for the purposes of this Agreement if it falls within any of the meanings attributed to “subsidiary “ in section 736 and 736A of the Act of the meaning attributed to the term “subsidiary undertaking “ in section 258 of such Act, and the terms “subsidiaries “ and “holding companies “ are to be construed accordingly.

(e)	except as set out in clauses 1.1 and 1.2, terms defined in the Act have the meanings attributed to them by that Act;

(f)	“sterling” and the sign “£” means pounds sterling in the currency of the United Kingdom save that if, pounds sterling ceases to exist as the currency of the United Kingdom, then all references in this Agreement to pounds sterling shall be construed as references to such currency as shall be introduced in substitution therefor at the conversion rate applicable;

(g)	the table of contents and headings are for convenience only and shall not affect the interpretation of this Agreement;

(h)	general words shall not be given a restrictive meaning:

(i)	if they are introduced by the word “other” or “including” or similar words by reason of the fact that they are preceded by words indicating a particular class of act, matter or thing;

(ii)	by reason of the fact that they are followed by particular examples intended to be embraced by those general words; and

(i)	where any statement is qualified by the expression “so far as the Warrantors are aware” or “to the best of the Warrantors’ knowledge and belief” or any similar expression it shall be deemed to include an additional statement that it has been made after due and careful enquiry only of the Key Employees and LMH.

2.	Conditions precedent

2.1	Except for the obligations set out in this clause 2, clause 14.10 (Confidentiality), clause 15 (Announcements), clause 16 (Costs and expenses), clause 17 (Notices) and clause 18 (Governing law and jurisdiction) which shall be effective from the date of this Agreement notwithstanding this clause 2.1, all other obligations of the parties under this Agreement and Completion are in all respects conditional upon the sale and purchase of the Minority Shares having been completed in accordance with the provisions of the Minority SPAs in all respects subject only to the extent to which such completion is itself conditional upon Completion occurring in accordance with the terms of this Agreement.

2.2	On satisfaction of the Conditions, the provisions of clause 5 shall apply.

2.3	The Purchaser and the Vendors shall do all required of them, prior to Completion, to complete the Minority SPAs in accordance with their respective terms.

2.4	The parties acknowledge that the Condition set out in clause 2.1 above is for the benefit of the Vendors and the Purchaser and accordingly such Condition shall be capable of waiver with the consent of the Vendors and Purchaser but not otherwise.

2.5	If the Conditions have not been satisfied in full (or waived in accordance with clause 2.4) on or before 17 March 2006 (or such later date as shall be agreed in writing between the Vendors and the Purchaser) this Agreement shall then lapse (other than clauses 15 (Announcements), 14.10 (Confidentiality), 16 (Costs and expenses), 18 (Governing law and jurisdiction) which shall remain in full force and effect) and no party to this Agreement shall have any liability to any other party under this Agreement or in respect of the subject matter of this Agreement save in respect of any liabilities which have accrued prior to the Agreement lapsing (other than under or in relation to any Claim) or in relation to the clauses of this Agreement which remain in force.

3.	Sale and purchase

3.1	Subject to the terms and conditions of this Agreement, the Vendors shall sell and the Purchaser shall purchase the Shares with effect from Completion.

3.2	The Shares shall be sold with full title guarantee with effect from Completion and with the benefit of all rights attaching to or accruing to them as at the date of Completion including all dividends and distributions declared, paid or made by the Company on or after the date of Completion.

3.3	The Purchaser shall not be obliged to complete the purchase unless the sale and purchase of all the Shares and the Minority Shares is completed simultaneously.

3.4	Each of the Vendors hereby irrevocably and unconditionally:

(a)	waives all rights of pre-emption or similar rights over any of the Shares and the Minority Shares conferred on him by either the articles of association of the Company or in any other way; and

(b)	consents to the transfer of the Shares and Minority Shares to the Purchaser.

3.5	Each of the Vendors warrants and covenants for itself (but not otherwise) at Completion that:

(a)	the Shares set out opposite that Vendor’s name in schedule 1 are fully paid up (or credited as fully paid);

(b)	that Vendor is the sole legal and beneficial owner of such Shares and that it has the right to transfer such Shares on the terms of this Agreement and without the consent of any third party save as specified in this Agreement and that they will be transferred free from any Encumbrance;

(c)	each Vendor has the full power and authority to enter into and perform this Agreement and each of the documents to be executed by it and delivered pursuant to this Agreement, each of which will constitute valid and binding obligations on him; and

(d)	no Vendor is the subject of any insolvency proceedings under any Applicable Law, has proposed a voluntary arrangement or has made or proposed any arrangement or composition with its creditors or any class of its creditors.

3.6	None of the covenants set out in clause 3.5 is subject to any qualification whatsoever.

3.7	LPMPA applies to any disposition of property made under or pursuant to this Agreement as though such disposition were expressed to be made with full title guarantee, save that:

(a)	the word “reasonably” shall be deleted from the covenant set out in section 2(1)(b) LPMPA;

(b)	the covenant set out in section 3(1) LPMPA shall not be qualified by the words “other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about”; and

(c)	Section 6(2) LPMPA shall not apply to any of the covenants (express or implied) deemed to be given in respect of such dispositions.

4.	Consideration

4.1	In consideration of the sale of the Shares in accordance with the terms of this Agreement, the Purchaser shall pay to the Vendors the Consideration as adjusted pursuant to sub clause 6.2 and payment shall be made in accordance with sub-clause 5.3.

4.2	The Consideration is based on the assumptions that as at the close of business on the Completion Date:

(a)	the estimated Actual Non-Cash NCA is equal to the Target Non-Cash NCA Amount; and

(b)	the estimated Actual Cash Amount is equal to the Cash Target.

4.3	The Consideration shall be apportioned between the Vendors in accordance with schedule 1 and (unless notified otherwise in writing to the Purchaser) shall be satisfied by payment to Velocity in accordance with clause 5 whose receipt on behalf of the Vendors shall be good discharge of the obligation to make the relevant payment.

5.	Completion

5.1	Completion shall take place at the offices of the Vendors’ Solicitors on the date of this Agreement immediately following satisfaction or waiver of the Condition in accordance with clause 2.

5.2	At Completion, the Vendors shall perform those of their respective obligations under this Agreement which are required to be complied with at Completion and shall deliver to the Purchaser (conditionally upon the Purchaser performing its obligations referred to in clause 5.3) each of the documents as set out in Schedule 6.

5.3	When the Vendors have complied with the provisions of sub-clause 5.2, the Purchaser shall:

(a)	pay £180,070,275 of the Consideration to the Vendors in sterling by telegraphic transfer to the Velocity Bank Account for value on the date of this Agreement. The Vendors other than Velocity hereby irrevocably authorise Velocity to receive all sums due to them under this Agreement;

(b)	pay £12,000,000 of the Consideration in sterling by telegraphic transfer to the Retention Account;

(c)	pay the Vendor’s proportion of the Adjustment Amount based on its pro-rata shareholding in the Company in sterling by telegraphic transfer to the Vendors’ Solicitors client account at National Westminster Bank, account number 00708542, sort code 56-00-05;

(d)	pay the sum of £4,253,523 being the Vendors’ proportion of fees based on their pro-rata shareholding in the Company in sterling to the Vendors’ Solicitors client account at National Westminster Bank, account number 00708542, sort code 56-00-05 The Vendors hereby authorise the Vendors’ Solicitors to pay the Vendors’ proportion of all professional fees payable by the Vendors in respect of the sale of the Shares; and

(e)	deliver to the Vendors a certified copy of an extract of the board minutes of the Purchaser approving this Agreement and all documents in the agreed form to which it is a party duly executed by it.

5.4	It is acknowledged that the Vendors’ Solicitors shall pay the sum of £1,000,000 by telegraphic transfer to the Adjustment Account as soon as practicable after the Adjustment Account is established.

6.	Preparation of Completion Accounts and Consideration Adjustments

6.1	The Completion Accounts shall be prepared in accordance with Schedule 9.

6.2	Within three Business Days after the Determination Date a payment comprising the net amount of the following adjustments shall be made:

(a)	if the amount of the Actual Non-Cash NCA (as extracted from the Actual Non-Cash NCA Statement) is less than the Target Non-Cash NCA Amount, the Vendors shall pay, as a reduction in the Consideration, to the Purchaser the amount of the difference between the Actual Non-Cash NCA and the Target Non- Cash NCA Amount. If the amount of Actual Non-Cash NCA is greater than the Target Non-Cash NCA Amount, the Purchaser shall pay, as an increase in the Consideration, to the Vendors the amount of the difference between the Actual Non-Cash NCA and the Target NCA Amount; and

(b)	if the amount of the Actual Cash Amount (as extracted from the Cash Statement) is less that the Cash Target, the Vendors shall pay as a reduction in the Consideration, to the Purchaser the amount of the difference between the Actual Cash Amount and the Cash Target. If the amount of the Actual Cash Amount is greater than the Cash Target, the Purchaser shall pay as an increase in the Consideration, to the Vendors the amount of the difference between the Actual Cash Amount and the Cash Target.

Any adjustment to the Consideration determined in accordance with clause 6.2 shall be set out in the Consideration Adjustment Statement (as that statement is agreed or determined in accordance with Schedule 9).

6.3	If any payment is determined to be made by the Vendors pursuant to clause 6.2 it shall be made by the Vendors’ Representative and the Purchaser issuing an Adjustment Disbursement Certificate authorising the Escrow Agents to release to the Purchaser from the Adjustment Fund such amount.

6.4	If there remains an amount outstanding to the Purchaser after payment in full the Adjustment Fund, then the Vendors’ Representative and the Purchaser will procure that the Purchaser’s Solicitor and the Warrantors’ Representative shall issue a Disbursement Certificate authorising the Stakeholder to release to the Purchaser from the Retention Fund such further amount.

6.5	Following the Determination Date and following all payments made under clause 6.2 to any party, if any monies remain in the Adjustment Fund (the “Remainder”), the Vendors’ Representative and the Purchaser will issue an Adjustment Disbursement Certificate authorising the Escrow Agents to release from the Adjustment Fund the Remainder to the Vendors’ Representative who is irrevocably authorised to receive it and whose receipt shall be a valid discharge to the Escrow Agents (and the Vendors’ Representative authorises the Escrow Agents to cause to be paid any taxation on it to which the Escrow Agents may be accountable and any charges and expenses incurred by them in relation to the Adjustment Fund). On receipt of the Remainder, the Vendors’ Representative shall, as soon as practicable, pay the Remainder in cash to each of the holders of Ordinary Shares in the Company pro rata to their shareholding by telegraphic transfer to the bank account nominated by them to the Vendors’ Representative.

6.6	If any payment is determined to be made by the Purchaser to the Vendors in accordance with clause 6.2 (the “Purchaser Payment”), the Purchaser shall pay the “Purchaser Payment” in cash to the Vendors’ Representative by telegraphic transfer to the bank account nominated by the Vendors’ Representative, whose receipt shall be a valid discharge to the Purchaser. On receipt of the Purchaser Payment the Vendors’ Representative shall, as soon as practicable, pay the Purchaser Payment in cash to each of the holders of shares in the Company pro rata to their shareholding by telegraphic transfer to the bank account nominated by them to the Vendors’ Representative.

6.7	An example of the calculation of the Actual Cash Amount and the Actual Non-Cash Amount is attached for illustrative purposes only at Part 3 of Schedule 9.

7.	Post completion matters

7.1	The Vendors declare that for as long as they remain the registered holders of the Shares after Completion they will:

(a)	hold the Shares and the dividends and any other moneys paid or distributed in respect of them after Completion and all rights arising out of or in connection with them after Completion in trust for the Purchaser; and

(b)	deal with the Shares and all such dividends, distributions and rights as the Purchaser may direct for the period between Completion and the day on which the Purchaser or its nominee is entered in the register of members of the Company as the holder of the Shares.

8.	Warranties

8.1	Each of the Warrantors warrants severally to the Purchaser that save as Disclosed each of the Warranties is true and accurate and not misleading at the date of this Agreement.

8.2	Each of the Warranties is a separate and independent Warranty and shall not be limited by reference to any other Warranty or anything in this Agreement (save to the extent expressly provided to the contrary in schedule 4 or paragraph 6 of the Tax Schedule).

8.3	Where any Warranty refers or relates to the Company, for the purpose of this clause 8 and the Warranties only, it shall be deemed to mean the Group Companies or each or any of them as the context requires, so that each of the Warranties is given in relation to each Group Company.

8.4	Each party warrants to each of the other parties that:

(a)	it:

(i)	has the requisite power and authority to enter into and to perform this Agreement;

(ii)	has obtained or satisfied all corporate, regulatory and other approvals and consents, or any other conditions, necessary to execute this Agreement; and

(iii)	is not the subject of any insolvency proceedings under any Applicable Law, has not proposed a voluntary arrangement or made or proposed any arrangement or composition with his creditors or any class of its creditors.

(c)	each of this Agreement and the agreements to be entered into pursuant to this Agreement to which it is a party constitute binding obligations of that party and will be enforceable in accordance with their respective terms; and

(d)	compliance with the terms of this Agreement will not constitute a default or breach under any provisions of:

(i)	its memorandum or articles of association or other constitutional documents (if a body corporate); or

(ii)	any order, judgment, decree or regulation or any other restriction of any kind by which that party is bound; or

(iii)	any agreement or contract to which it is a party or by which they are bound.

9.	Tax Covenant

The Warrantors covenant to the Purchaser in the terms of the Tax Covenant as set out in the Tax Schedule.

10.	Purchaser’s remedies

10.1	The rights and remedies of the Purchaser in respect of any breach of the Warranties, the Tax Covenant, clause 3.5 or clause 8.4 shall not be affected by Completion or by any investigation made by or on behalf of the Purchaser into the affairs of the Group Companies, or by any other event or matter whatsoever which otherwise might have affected such rights and remedies except a specific and duly authorised written waiver or release. No information relating to the Group Companies of which the Purchaser has knowledge (actual, imputed or constructive) other than by reason of its being Disclosed in accordance with clause 8.1 shall prejudice any claim which the Purchaser shall be entitled to bring or shall operate to reduce any amount recoverable by the Purchaser under this Agreement.

10.2	Notwithstanding that the Purchaser becomes aware at any time after Completion (whether or not by reason of the Disclosure Letter or any of the documents annexed to the Disclosure Letter):

(a)	of a fact or circumstance which gives rise to or which would or might give rise to a Claim;

(b)	that there has been a breach of any other provision of this Agreement; or

(c)	that there may be any other claim against any Vendor under any warranty, representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment given by or on behalf of any Vendor in connection with this Agreement, the Purchaser shall not be entitled to rescind this Agreement or treat this Agreement as terminated but shall only be entitled to claim damages in respect of such matter and, accordingly, the Purchaser waives all and any rights of rescission it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights in respect of fraud.

10.3	If any Claim is made, no Warrantor shall make any claim against any Group Company or any director or employee of any Group Company on whom he may have relied before agreeing to any terms of this Agreement or authorising any statement in the Disclosure Letter. This clause shall not preclude any Warrantor from claiming against any other Warrantor under any right of contribution or indemnity to which it may be entitled.

10.4	Any amount paid by the Warrantors to the Purchaser in respect of any of the provisions of this Agreement shall, to the extent possible, be treated as paid to the Purchaser by way of pro rata reduction in the Consideration paid to such Warrantor.

Security for Claims

10.5	Each of the Warrantors shall, immediately upon Completion, deposit in the Retention Account in cash its Agreed Proportion of the sum of £12,000,000 (twelve million pounds sterling) to reflect each Warrantor’s Retention Fund Shares to be held in the names of the Warrantors and the Purchaser. At Completion the Purchaser may on behalf of the relevant Warrantors make deposits and/or deliveries into the Retention Fund which shall to the extent so made constitute a good discharge of its obligations under clauses 5.1 to 5.3.

10.6	The Purchaser’s Solicitors and the Warrantors’ Representative may agree in writing to change the Retention Account and/or the Bank (such agreement not to be unreasonably withheld provided that the Purchaser is satisfied that it is in no worse position as a result as regards the security of, and the Purchaser’s interests in relation to, the Retention Fund), and references to the Retention Account, the Retention Fund and the Bank shall be construed accordingly.

10.7	Each of the Warrantors and the Purchaser hereby irrevocably authorises the Stakeholder as follows:

(a)	to place the cash received in respect of the Retention Fund in the Retention Account and to otherwise hold the Retention Fund in accordance with the provisions of this Clause 10;

(b)	upon receipt of a notification of a Claim from the Purchaser in accordance with clause 10.11(b) to retain the Withheld Amount (as defined in clause 10.11(b)) in the Retention Fund; and

(c)	upon receipt of a duly executed Disbursement Certificate, to pay out of the Retention Fund to the person and in the amount set out in the Disbursement Certificate.

10.8	The Warrantors and the Purchaser shall jointly and severally indemnify the Stakeholder against all liabilities or losses arising from or in connection with the Stakeholder complying with clauses 10.5 to 10.11 of this Agreement and/or the operation of the Retention Fund by the Stakeholder except as caused by the Stakeholder’s own fraud, negligence or wilful default or breach.

10.9	The Warrantors and the Purchaser jointly and severally undertake to pay the reasonable fees and expenses (together with VAT, if applicable) of the Stakeholder in connection with and limited to the performance of its duties under this Agreement. Failure by either the Warrantors or the Purchaser to make any such payment shall not entitle the Stakeholder to withhold or delay the performance of any of its obligations under this Agreement. The Stakeholder may cause such fees to be paid from the Retention Fund.

10.10	Payments from the Retention Fund

The Purchaser’s Solicitors and the Warrantors’ Representative will issue a Disbursement Certificate authorising the Stakeholder to release from the Retention Fund:

(a)	unless and until a Claim Notification (as defined in clause 10.11(a)) has been served on the Stakeholder, every 4 calendar months from the Completion Date an amount equal to the interest accrued on each Warrantors’ Retention Fund Share of the Retention Account and to pay such amount to Velocity in accordance with clause 5.3(a), or otherwise as the Warrantors’ Representative may direct in writing;

(b)	without prejudice to sub-clause 10.10(a) and subject only to the requirements to continue to retain any part of the Retention Fund as a “Withheld Amount” under clause 10.11(b) below or to make a payment from the Retention Fund in accordance with clause 6.3:

(i)	on the 2007 Retention Payment Date the sum of £10,000,000 (ten million pounds sterling) out of the Retention Fund;

(ii)	on the 2008 Retention Payment Date the sum of £1,000,000 (one million pounds sterling) out of the Retention Fund; and

(iii)	on the 2009 Retention Payment Date, the entire remaining balance of the Retention Fund (together with all interest accrued due);

in each case to Velocity in accordance with clause 5.3(a) who are irrevocably authorised to receive it and whose receipt shall be a valid discharge to the Stakeholder (and the Warrantors authorise the Stakeholder to cause to be paid any taxation on it to which the Stakeholder may be accountable and any charges and expenses incurred by them in relation to the Retention Fund or otherwise as the Warrantors’ Representative may direct in writing);

(c)	otherwise in accordance with clauses 10.11 or 6.3.

10.11	Rights of Withholding and Set-Off

(a)	Settled claims

In the event that, prior to the 2009 Retention Payment Date, the Purchaser has notified the Warrantors and the Warrantors’ Representative on their behalf) of any Claim (“Claim Notification”), and where either (i) the Warrantors have admitted the amount of such Claim (an “Admitted Claim”) or (ii) the amount of such Claim has been determined by any court of competent jurisdiction as being due to the Purchaser in respect of any Claim and either no appeal has been lodged within the time allowed or any appeal has been unsuccessful or has been agreed pursuant to a mediation as provided in sub-clause 10.11(c) below (in either case a “Determined Claim”), (the amount of any Admitted Claim or Determined Claim hereinafter being referred to as the “Relevant Amount”) the Purchaser and the Warrantors’ Representative shall immediately upon such agreement or determination issue a Disbursement Certificate requesting a Retention Fund payment of an amount equal to the Relevant Amount to be made to the Purchaser from the Retention Fund by payment of cash having deducted all Tax, deductions or withholdings as may be required by law or the express terms of this Agreement.

(b)	Disputed Claims

Where following notification, a Claim is neither an Admitted Claim nor a Determined Claim the Purchaser shall be entitled to instruct the Stakeholder to retain in the Retention Fund such sum as amounts to a reasonable estimate of the amount of the Claim (including any reasonable costs and expenses associated with the Claim) (the “Withheld Amount”).

(c)	Mediation

In the event that the Purchaser and the Warrantors’ Representative do not agree on either the Claim or the Withheld Amount, either party by serving written notice on the other, can refer the Claim to mediation and the parties undertake to submit to and participate in such mediation in good faith with a view to resolving the relevant dispute. The mediation will be administered by the London Court of International Arbitration. The mediation shall be conducted in accordance with the London Court of International Arbitration’s Mediation Guidelines which set out the procedures to be adopted, the process of selection of the mediator and the costs involved, and which terms are hereby deemed incorporated. For the avoidance of doubt, any election by, submission to or participation in any such mediation will not be the exclusive or exhaustive remedy or forum in relation to the disputed matter and will be without prejudice to such other rights and remedies that each party may have.

(d)

When the Claim becomes an Admitted Claim or a Determined Claim the amount retained in the Retention Fund equal to the Relevant Amount (less any pre-payments made by the Warrantors in respect of such Claim) so determined in favour of the Purchaser shall be paid to the Purchaser in accordance with clauses 10.7(c) and 10.11(a) and shall thereby reduce any amounts otherwise due and owing under this Agreement by the Warrantors. The remainder (if any) shall be held in the Retention Fund on the terms of the Retention Account and it shall be paid and released in accordance with Clause 10.10(b).

Security for Adjustments

10.12	As security for the Actual Non-Cash NCA and the Actual Cash Amount adjustment each of the Vendors and all of the holders of the Minority Shares have, immediately upon Completion, instructed the Vendors’ Solicitors to pay the Adjustment Amount (to be contributed pro rata to their respective percentage holdings of issued Ordinary Shares) by telegraphic transfer to the Adjustment Account once it is established.

10.13	The Vendors’ Representative (on behalf of the Vendors and the holders of the Minority Shares) and the Purchaser hereby irrevocably authorises the Escrow Agents as follows:

(a)	to place the cash received in respect of the Adjustment Fund in the Adjustment Account and to otherwise hold the Adjustment Fund in accordance with the provisions of this Clause 10;

(b)	to retain the full amount of the Adjustment Fund in the Adjustment Account until the Determination Date; and

(c)	upon receipt of a duly executed Adjustment Disbursement Certificate, to pay out of the Adjustment Fund to the person and in the amount set out in the Adjustment Disbursement Certificate.

10.14	The Vendors and the Purchaser shall jointly and severally indemnify the Escrow Agents against all liabilities or losses arising from or in connection with the Escrow Agents complying with clauses 10.12 to 10.15 of this Agreement and/or the operation of the Adjustment Fund by the Escrow Agents except as caused by an Escrow Agent’s own fraud, negligence or wilful default.

10.15	The Vendors and the Purchaser jointly and severally undertake to pay the reasonable fees and expenses (together with VAT, if applicable) of the Escrow Agents in connection with and limited to the performance of their duties under this Agreement. Failure by either the Vendors or the Purchaser to make any such payment shall not entitle the Escrow Agents to withhold or delay the performance of any of their obligations under this Agreement. The Escrow Agents may cause such fees to be paid from the Adjustment Fund.

11.	Limitations on liability

The liability of the Warrantors in respect of any Claim shall be limited as provided in schedule 4 but provided always that notwithstanding any other provision in this Agreement, the provisions of this clause 11 and schedule 4 and Part 4 of the Tax Schedule shall not apply to any Claim made against the Warrantors in the case of any fraud or fraudulent misrepresentation on the part of any of the Warrantors or their advisers.

12.	Conduct of Non-Tax Claims

12.1	The Purchaser shall, as soon as reasonably practicable, notify the Warrantors in writing of:

(a)	any claim made against it by a third party which may give rise to a Non-Tax Claim; and

(b)	any claim any Group Company is entitled to bring against a third party which claim is based on circumstances which may give rise to a Non-Tax Claim.

12.2	The Purchaser shall procure that the conduct, negotiation, settlement or litigation of such claim by or against such third party is, so far as is reasonably practicable, carried out in accordance with the wishes of the Warrantors and at the cost of the Warrantors subject to their giving timely instructions to the Purchaser and the Warrantors providing reasonable security for all reasonable costs and expenses, including those of its legal advisors, which are likely to be incurred by the Purchaser or the Group and provided that nothing in this clause 12 shall oblige the Purchaser to take any action which could reasonably be considered to be materially detrimental to the business, trading relationships or reputation of the Group.

12.3	Subject to the prior entering into of reasonable confidentiality obligations by the Warrantors and their professional advisers, the Purchaser shall provide and shall procure that the Group provides to the Warrantors and the Warrantors’ professional advisers reasonable access to premises and personnel and to any relevant assets, documents and records within their power, possession or control for the purpose of investigating any Non-Tax Claim and enabling the Warrantors to take the action referred to in sub-clause 12.2 and shall allow the Warrantors and their advisers to take copies of any relevant documents or records at their expense. For the avoidance of doubt, the Purchaser shall not be required to provide, or procure that the Group provides to the Warrantors or the Warrantors professional advisors, access to any documents, records or other material not relating to any period prior to the Completion Date and which are, in the reasonable opinion of the Purchaser, either privileged, under English law, or commercially sensitive (or both).

12.4	The Purchaser acknowledges that its common law duty of mitigation shall apply to this Agreement.

12.5	The rights of the Warrantors, under clauses 12.2 and 12.3 above shall only apply to a Non-Tax Claim if the Warrantors give notice in writing of its intention to exercise its rights within 20 Business Days of the Purchaser giving notice of a Non-Tax Claim under clause 12.1. If the Warrantors do not give written notice during that period, the Purchaser shall be entitled in its absolute discretion to settle, compromise or resist any action, proceedings or claim in connection with, or in any way related to, the Non-Tax Claim.

13.	Protection of Goodwill

13.1	In order to assure to the Purchaser the full benefit of the business and goodwill of the

Group, each of Raybridge Services Limited and LMH severally undertakes on its own behalf that it shall not and it shall procure that its Affiliates shall not, directly or indirectly (whether as principal, shareholder, partner, employee, agent or otherwise), whether on its own account or in conjunction with or on behalf of any other person, do any of the following things without the prior written consent of the Purchaser (such consent not to be unreasonably withheld):

(a)	during the Restricted Period carry on or be engaged, concerned or interested in (except as the holder of shares in a company whose shares are listed on a recognised investment exchange or overseas investment exchange (as such terms are defined in sections 285 and 313 of the Financial Services and Markets Act 2000) which confer not more than five per cent. of the votes which could be cast at a general meeting of that company) any business which competes to any material extent with any material part of the Restricted Business within the Territory; or

(b)	during the Restricted Period endeavour to entice away from any Group Company or encourage to terminate his employment with any Group Company (whether or not such termination would be a breach of his contract of employment) any Key Employee; or

(c)	during the Restricted Period have any dealings with, canvass, solicit or approach or cause to be canvassed, solicited or approached (in relation to a business which competes with all or a material part of the Restricted Business) any person who at any time during the 12 month prior to Completion shall have been a client, customer, supplier, distributor or agent of or to any Group Company; or

(d)	during the Restricted Period interfere, seek to interfere or take such steps as may interfere with or adversely affect or influence supplies to any of the Group Companies from any suppliers who have supplied goods or services to any of the Group Companies for use in connection with the Restricted Business at any time during the 12 months prior to Completion; or

(e)	save in the circumstances referred to in clause 14.10(b) (Confidentiality), disclose to any other person any information which is secret or confidential to the business or affairs of the Group or use any such information to the detriment of the business of the Group for so long as that information remains secret or confidential; or

(f)	hold itself out as being interested in or in any way connected (other than as a matter of historic fact) with the Group Companies or any of them or permit any person to hold out the Vendors as being so interested; or

(g)	in relation to a business which is competitive or likely to be competitive with the Restricted Business, use any trade or business name or distinctive mark, style or logo used by or in the business of any Group Company or anything intended or likely to be confused with it.

13.2	Each undertaking contained in clause 13.1 shall be construed as a separate and independent undertaking and while the restrictions set out in this clause are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either be taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Purchaser’s legitimate interests but would be adjudged reasonable if any particular restriction or restrictions were deleted or in any part or parts of the wording thereof were deleted, restricted or limited in any particular manner (including without limitation any reduction in their duration or geographical scope) then the said restrictions shall apply with such deletions, restrictions or limitation as the case may be.

13.3	Each of the Vendors severally agrees that, having regard to the facts and matters set out above and having taken professional advice, the restrictions contained in this clause 13 are reasonable and necessary for the protection of the legitimate business interests of the Purchaser.

14.	General

14.1	Entire Agreement

(a)	This Agreement together with the Minority SPAs and all of the documents in the agreed form or to be entered into pursuant to the terms of this Agreement set out the entire agreement and understanding between the parties and supersede all prior agreements, understandings or arrangements (oral or written) in respect of the subject matter of this Agreement.

(b)	The Purchaser acknowledges that it has entered into this Agreement in reliance only upon the warranties, promises and terms specifically contained or incorporated in this Agreement and, save as expressly set out in this Agreement, the Vendors shall have no liability in respect of any other warranty, promise or other assurance made prior to the date of this Agreement, unless it was made fraudulently, and no such may form the basis of or be pleaded in connection with any Claim.

14.2	Contracts (Rights of Third Parties) Act 1999

Unless expressly provided in this Agreement, no term of this Agreement is enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any person who is not a party to it.

14.3	Assignment

(a)

This Agreement shall be binding upon and enure for the benefit of the successors in title of the parties but, except as set out in sub-clause (b), shall not be assignable by any party without the prior written consent of the others. In addition, no party to this Agreement may hold the benefit of this Agreement or any rights under it on trust for any third party or parties without the prior written consent of the others. However, to the extent that the benefit of the Warranties is held for the Purchaser’s successor in title, the liability of the Warrantors shall be no greater than it would have been, and the Warrantors shall be entitled to rely upon the defences and exercise the rights that would have been available to the Warrantors, had the Purchaser remained the owner of the Shares and retained the benefit of the Warranties.

(b)	The Purchaser shall not be entitled to assign the benefit of this Agreement or any of its rights hereunder other than to another member of the Purchaser’s Group. Any such assignment shall be on terms that if such assignee shall cease to be a member of the Purchaser’s Group it shall re-assign such benefits and rights to another member of the Purchaser’s Group or the Purchaser before ceasing to be a member of the Purchaser’s Group.

14.4	Variation

No purported variation of this Agreement shall be effective unless it is in writing and executed as a deed by or on behalf of each of the parties affected by such variation.

14.5	Effect of Completion

Except to the extent already performed, all the provisions of this Agreement shall, so far as they are capable of being performed or observed, continue in full force and effect notwithstanding Completion.

14.6	Invalidity

If any part of this Agreement is found by any court or competent authority to be invalid, unlawful or unenforceable in any jurisdiction, then that provision shall be deemed not to be a part of this Agreement, and it shall not affect the enforceability of the remainder of this Agreement nor shall it affect the validity, lawfulness or enforceability of that provision in any other jurisdiction.

14.7	Releases and waivers

(a)	The rights, powers and remedies conferred on any party by this Agreement and remedies available to any party are cumulative and are additional to any right, power or remedy which it may have under general law or otherwise.

(b)	Any party may, in whole or in part, release, compound, compromise, waive or postpone, in its absolute discretion, any liability owed to it or right granted to it in this Agreement by any other party or parties without in any way prejudicing or affecting its rights in respect of that or any other liability or right not so released, compounded, compromised, waived or postponed.

(c)	No single or partial exercise, or failure or delay in exercising any right, power or remedy by any party shall constitute a waiver by that party of, or impair or preclude any further exercise of, that or any right, power or remedy arising under this Agreement or otherwise.

14.8	Further assurance

After Completion, the Vendors shall at their own expense execute such documents and take such steps as the Purchaser may reasonably require to vest the full title to the Shares in the Purchaser.

14.9	Counterparts

(a)	This Agreement may be executed in any number of counterparts and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

(b)	Each counterpart, when executed, shall be an original of this Agreement and all counterparts shall together constitute one instrument.

14.10	Confidentiality

(a)	Except as referred to in sub-clause (b), each party shall treat as strictly confidential all information received or obtained as a result of entering into or performing this Agreement which relates to the provisions or subject matter of this Agreement, to any other party to this Agreement to or the negotiations relating to this Agreement.

(b)	The Purchaser may disclose information which would otherwise be confidential if and to the extent:

(i)	it is required to do so by law or any securities exchange or regulatory or governmental body to which it is subject wherever situated;

(ii)	it considers it necessary to disclose the information to its professional advisers, auditors and bankers provided that it does so on a confidential basis;

(iii)	the information has come into the public domain through no fault of that party; or

(iv)	each party to whom it relates has given its consent in writing.

14.11	Default Interest

If any party defaults in the payment when due of any sum payable under this Agreement (whether payable by agreement or by an order of a court or otherwise), the liability of that party shall be increased to include interest on that sum from the date when such payment was due until the date of actual payment at a rate per annum of 2 per cent. above the base rate from time to time of National Westminster Bank PLC. Such interest shall accrue from day to day and shall be compounded annually.

15.	Announcements

15.1	Except as referred to in clause 15.2, and save as provided in clause 15.3, no announcement concerning the terms of or the parties to this Agreement shall be made by or on behalf of any of the parties without the prior written consent of the others in their absolute discretion.

15.2	Any announcement or circular required to be made or issued by any party by law or under the regulations of the UK Listing Authority, the London Stock Exchange or the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers may be made or issued by that party without consent if it has first sought consent and given the other parties a reasonable opportunity to comment on and propose amendments (which the first party shall not unreasonably refuse or fail to incorporate) to the subject matter and form of the announcement or circular (given the time scale within which it is required to be released or despatched).

15.3	The parties agree that the Purchaser will make a public filing with the Securities and Exchange Commission and an announcement on the New York Stock Exchange on signing this Agreement but only in such form as has been notified to the Vendors prior to the date of this agreement and which the Vendors have approved (such approval not to be unreasonably withheld or delayed).

16.	Costs and expenses

16.1	Except as otherwise expressly provided, as between the Vendors and the Purchaser each party shall bear its own costs and expenses incurred in the preparation, execution and implementation of this Agreement.

16.2	The Purchaser shall pay all stamp and other transfer duties and registration fees applicable to any document to which it is a party and which arise as a result of or in consequence of this Agreement.

17.	Notices

17.1	Any notice to a party under this Agreement shall be in writing signed by or on behalf of the party giving it and shall, unless delivered to a party personally, be left at, or sent by prepaid first class post, prepaid recorded delivery or facsimile to the address of the party as set out on page 1 or in schedule 1 of this Agreement or as otherwise notified in writing from time to time.

17.2	Except as referred to in clauses 17.3 and 17.4, a notice shall be deemed to have been served:

(a)	at the time of delivery if delivered personally;

(b)	48 hours after posting in the case of an address in the United Kingdom and 96 hours after posting for any other address; and

(c)	2 hours after transmission if served by facsimile on a Business Day prior to 3pm local time in the country of the addressee of the transmission or in any other case at 10 am local time in the country of the addressee of the transmission on the Business Day after the date of despatch.

17.3	If the deemed time of service is not during normal business hours in the country of receipt, the notice shall be deemed served at or, in the case of faxes, two hours after the opening of business on the next Business Day of that country.

17.4	The deemed service provisions set out in sub-clause 17.2 shall not apply to:

(a)	a notice served by post, if there is a national or local suspension, curtailment or disruption of postal services which affects the collection of the notice or is such that the notice cannot reasonably be expected to be delivered within 48 hours or 96 hours (as appropriate) after posting; and

(b)	a notice served by facsimile, if, before the time at which the notice would otherwise be deemed to have been served, the receiving party informs the sending party that the notice has been received in a form which is unclear in any material respect, and, if it informs the sending party by telephone, it also despatches a confirmatory facsimile within two hours.

17.5	In proving service it will be sufficient to prove:

(a)	in the case of personal service, that it was handed to the party or delivered to or left in an appropriate place for receipt of letters at its address;

(b)	in the case of a letter sent by post, that the letter was properly addressed, stamped and posted; and

(c)	in the case of facsimile, that it was properly addressed and despatched to the number of the party.

17.6	A party shall not attempt to prevent or delay the service on it of a notice connected with this Agreement.

18.	Governing law and jurisdiction

18.1	This Agreement shall be governed by and construed in accordance with English law.

18.2	Each of the parties irrevocably submits for all purposes in connection with this Agreement to the exclusive jurisdiction of the courts of England. For this purpose, any party not ordinarily resident in the United Kingdom shall irrevocably appoint an agent for service within the United Kingdom.

19.	No set off

All payments to be made under this Agreement and/or the Tax Covenant shall be made in full without any set-off or counterclaim and free from any deduction or withholding save as may be required by law in which event such deduction or withholding shall not exceed the minimum amount which it is required by law to deduct or withhold.

In witness whereof the parties or their duly authorised representatives have executed this Agreement on the date first appearing at the head of this Agreement.

Schedule 1 – Part 1

(The Vendors)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 1 – Part 2

(The Warrantors)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 2 – Part 1

(The Company)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 2 – Part 2

(Subsidiaries)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 2 – Part 3

(The Properties)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 3

(Non-Tax Warranties)

For the purpose of this Schedule 3, any reference to the Company shall mean the Company and each of the Subsidiaries unless otherwise stated.

Share capital

1.	Company

1.1	The Company has not at any time:

(a)	reduced its share capital;

(b)	redeemed any share capital;

(c)	purchased any of its shares; or

(d)	forfeited any of its shares.

2.	Subsidiaries

2.1.1.	The Company has no subsidiaries other than the Subsidiaries.

2.1.2.	The Company does not hold nor is it liable on any share or relevant security which is not fully paid up or which carries any liability.

2.2	The information contained in Schedule 2, Part 1 and part 2 of this Agreement is true and accurate in all respects.

2.3	Apart from this Agreement there is no agreement, arrangement or commitment outstanding which calls for the allotment, issue or transfer of, or accords to any person the right to call for the allotment, issue or transfer of, any share or loan capital of any Company.

2.4	No Group Company resides, or has any branch, agency, place of business or establishment outside England & Wales.

2.5	Each Group Company is incorporated and validly subsisting under the laws of its country of incorporation and is licensed or qualified to do business under the laws of that country and neither the character nor the location of the properties owned by any Group Company nor the nature of the business conducted by it requires licensing or qualification under the laws of any other country. Each Group Company has full corporate power to carry on its business and to own and operate its assets, properties and business as now carried on and owned and operated.

2.6	The Company is the legal and beneficial owner of the entire issued share capital of each of the Subsidiaries.

2.7	During the three-year period prior to the date of this Agreement there were no, and there are not currently outstanding, any contracts, agreements or arrangements (including, without limitation, customer and supply contracts) to which the Company is a party and in which any member of the relevant Warrantor’s Group or any director or shareholder of the Company or so far as the Warrantors are aware any person connected with any of them is interested (and for the purposes of this paragraph a person shall be deemed to be interested in a contract if, were he a director of the Company, he would be interested in that contract for the purposes of section 317 of the Companies Act 1985).

2.8	No person is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with the sale and purchase of the Shares.

Corporate matters

3.	Insolvency of the Company

3.1	No order has been made, no resolution has been passed, no petition presented and no meeting convened for the winding up of the Company or for a provisional liquidator to be appointed in respect of the Company and the Company has not been a party to any transaction which could be avoided in a winding up.

3.2	No administration order has been made and no petition for one has been presented in respect of the Company.

3.3	No administrator, receiver or administrative receiver has been appointed in respect of the Company or any of its assets. No application for the appointment of an administrator has been made in accordance with the out of court procedure under the Enterprise Act 2002.

3.4	The Company is not insolvent, within the meaning of section 123 of the Insolvency Act 1986.

3.5	No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of the Company and the Company has not made or proposed any arrangement or composition with its creditors or any class of them.

3.6	No distress, execution or other process has been levied on the Company’s assets or action taken to repossess goods in the possession of the Company.

3.7	No unsatisfied judgment is outstanding against the Company and no demand has been served on the Company under section 123(1)(a) of the Insolvency Act 1986.

4.	Statutory books and documents filed

4.1	The statutory books, including all registers and minute books, of the Company have been properly kept and are up to date and contain a record of the matters with which those books should deal in accordance with all legal requirements applicable thereto which is accurate and complete in all material respects.

4.2	All documents which should have been delivered by the Company to the Registrar of Companies in England and Wales are complete and accurate and have been properly so delivered.

4.3	The copy of the memorandum and articles of association of each Group Company Disclosed has embodied in it or annexed to it a copy of each resolution as referred to in section 380 of the Act, and is accurate and complete in all respects.

4.4	Since the Accounts Date the members of the Company in general meeting, or of any class of them, have not passed any resolution other than resolutions relating to the ordinary business of annual general meetings.

Accounts

5.	Preparation and contents of the Accounts

5.1	The Accounts:

(a)	have been prepared in accordance with the requirements of all relevant statutes and UK GAAP including, without limitation, all applicable Financial Reporting Standards issued by the Accounting Standards Board, Statements of Standard Accounting Practice issued by the Institute of Chartered Accountants of England and Wales and Statements from the Urgent Issues Task Force current at the Accounts Date and, where the accounting practice used to prepare the Accounts differs from those applicable in previous financial periods, any such difference is Disclosed in the Disclosure Letter;

(b)	have been audited by a statutory or certified auditor (as applicable) who has rendered an auditor’s certificate without qualification; and

(c)	have been duly filed in accordance with the Act.

5.2	Without prejudice to the generality of sub-paragraph 5.1:

(a)	the Accounts:

(i)	give a true and fair view of the state of affairs of the Company at the Accounts Date and the profits or losses of the Company for the financial period ending on that date and have been prepared in accordance with the Companies Act 1985;

(ii)	contain proper provision or reserve for all liabilities and for all capital and revenue commitments of the Company as at the Accounts Date; and

(iii)	disclose all the assets of the Company as at the Accounts Date.

5.3	The audited profit and loss accounts and audited balance sheets of the Company contained in the Accounts were prepared on a consistent basis with each other and consistent with the prior financial year.

6.	Accounting records

6.1	The accounting records of the Company comply with the requirements of sections 221 and 222 of the Act, do not contain or reflect any material inaccuracy or discrepancy and present and reflect in accordance with UK GAAP the financial position of and all transactions entered into by the Company or to which it has been a party.

6.2	All relevant financial books and records of the Company are in its possession or otherwise under its direct control.

6.3	Where any of the records of the Company are kept on computer, the Company:

(a)	is the owner of all hardware and all software necessary to enable it to use the records as they have been used in its business to the date of this Agreement and to Completion;

(b)	does not share any hardware or software relating to the records with any person; and

(c)	maintains adequate back up records and support in the event of any fault or failure of such computer hardware and software.

7.	Management Accounts

The Management Accounts have been prepared with due care and attention and in good faith and on a basis consistent with the accounting policies, procedures and practices used in the preparation of the Accounts and the management accounts of the Company for the accounting period ending on the Accounts Date and disclose with reasonable accuracy the financial position of the Company at each date and for the period to which they relate and are not affected by any unusual or non-recurring item.

8.	Events since the Accounts Date

8.1	The Company has since the Accounts Date carried on its business in the ordinary course and without interruption, so as to maintain it as a going concern and paid its creditors in the ordinary course and within the credit periods agreed with such creditors.

8.2	Since the Accounts Date:

(a)	the Company has not incurred or committed to incur:

(i)	material capital expenditure in excess of £250,000; or

(ii)	any liability whether actual or contingent in excess of £100,000;

(b)	the Company has not disposed of or agreed to dispose of, any of its assets except in the ordinary course of business and for fair value;

(c)	the Company has not repaid wholly or in part any loan except upon the due date or dates for repayment;

(d)	the Company has not declared or paid any distribution of profit.

(e)	there has been no change in the issued share capital of the Company.

(f)	so far as the Warrantors are aware, the business and turnover of the Company (disregarding seasonal variations) have not deteriorated or been adversely affected to a material extent by any act or omission of the Company or by the loss of any important employee, customer or supplier or by any abnormal factor and the Warrantors are not aware of any facts or circumstances likely to give rise to any such loss or factor having or likely to have such effect;

(g)	no change has been made in the emoluments or other terms of employment of any of the employees who are in receipt of remuneration in excess of £60,000 per annum or of any of the directors and the Company has not paid any bonus or special remuneration to any such employee or any director;

(h)	none of the material contracts between the Company and its suppliers or customers have been materially and adversely altered;

(i)	the Company has not paid or agreed to pay any licence fee, royalty, administration, consultancy, service, management or any other similar charges to any member of the Vendor’s Group;

8.3	None of the debts included in the Accounts or any of the debts subsequently arising have been the subject of factoring by the Company.

Financial

9.	Financial commitments and borrowings

9.1	The Company does not have outstanding any obligation for the payment or repayment of money whether present or future, actual or contingent, in respect of any Debt.

9.2	Details of all overdraft, loan and other financial facilities available to the Company are set out in the Disclosure Letter and the Company has not done anything, or so far as the Warrantors are aware omitted to do anything, as a result of which the continuance of any of those facilities might be affected or prejudiced.

9.3	The Company is not as a lender a party to, nor has it agreed to enter into, any lending, or purported lending, agreement or arrangement (other than agreements to give credit in the ordinary course of its business).

9.4	The Company is not exceeding any borrowing limit imposed upon it by its bankers, other lenders, its articles of association or otherwise nor has the Company entered into any commitment or arrangement which might lead it so to do.

9.5	No overdraft or other financial facilities available to the Company are dependent upon the guarantee of or security provided by any other person.

9.6	No event has occurred or so far as the Warrantors are aware been alleged which is or, with the passing of any time or the giving of any notice, certificate, declaration or demand, would become an event of default under, or breach of, any of the terms of any loan capital, borrowing, debenture or financial facility of the Company or which would entitle any person to call for repayment prior to normal maturity.

9.7	The Company is not, nor has it agreed to become, bound by any guarantee, indemnity, surety or similar commitment to secure or incur a financial or other obligation relating to the failure of another person to perform its obligations.

9.8	The Company has not received any grants, allowances, loans or financial aid of any kind from any government departmental or other board, body, agency or authority which may become liable to be refunded or repaid in whole or in part.

9.9	The Company has not engaged in financing of a type which is not required to be, or has not been, shown or reflected in the Accounts.

9.10	The Company has no outstanding obligations in respect of a derivative transaction, including but not limited to, any foreign exchange transaction other than under any derivative transaction that has been Disclosed.

9.11	There is not outstanding any loan made by any Group Company to, or debt owing to any Group Company by, any of the Vendors or any director of any Group Company or any person connected with any of them.

10.	Insurances

10.1	The Policies are valid and enforceable and all premiums due have been paid. There are no outstanding claims or as far as the Warrantors are aware circumstances likely to give rise to a claim under the Policies or which would be required to be notified to the insurers and so far as the Warrantors are aware nothing has been done or omitted to be done which has made or could make any Policy void or voidable or as a result of which the renewal of any Policy is likely to be refused or the premiums due in respect of them are likely to be increased.

10.2	There are no claims outstanding or threatened, or so far as the Warrantors are aware, pending, against the Company which are not fully covered by insurance.

Trading and contracts

11.	Contracts and commitments

11.1	The Company is not a party to any agreement, arrangement or commitment which:

(a)	has had or, so far as the Warrantors are aware is expected to have, any material adverse consequences in terms of expenditure or revenue (including, without limitation, any agreement, arrangement or commitment involving an annual commitment or annual payment to or from the Company of more than £100,000);

(b)	relates to matters outside its ordinary business or was not entered into on arm’s length terms;

(c)	can be terminated in the event of any change in the underlying ownership or control of it or would be materially affected by such change or provides for an increased payment or benefit, or accelerated vesting of rights, upon such change;

(d)	contains any covenants limiting or excluding the Company’s right to do business or to compete in any area or in any field or with any person or which may put it in breach of its obligations towards any other person; or

(e)	is incapable of termination for convenience by the Company on 6 months’ notice or less.

11.2	Neither the Company nor any Warrantor is aware of any actual or alleged breach, invalidity, grounds for termination (other than by notice, not in circumstances of breach), grounds for rescission, grounds for avoidance or grounds for repudiation of, any contract to which the Company is a party.

11.3	Full and complete copies of all Material Contracts have been disclosed in the Disclosure Letter. The key customers and suppliers of the Group Companies are listed in the Disclosure Letter.

11.4	So far as the Warrantors are aware no contracted supplier has during the past 12 months terminated or changed, or indicated in writing an intention to terminate or change in a material and adverse way, a Material Contract with the Company.

12.	Terms of trade

The Company has not given any guarantee or warranty (other than any implied by law) or made any representation in respect of any product or services sold or supplied by it nor has it accepted any liability to service, maintain, repair or otherwise do or refrain from doing anything in relation to such goods or services after they have been sold or supplied by it except for those contained in its standard conditions of trading, complete and accurate copies of which are Disclosed.

13.	Licences and consents

13.1	Details of all licences, consents, permissions, authorisations and approvals required by the Company for the carrying on of its business are contained in the Disclosure Letter and all of them have been obtained by it and are in full force and effect, and so far as the Vendors are aware there are no circumstances which can reasonably be expected to result in any licence, consent, permission, authorisation or approval not being renewed in whole or in part or being revoked, suspended or cancelled.

14.	Trading partners

14.1	The Company does not act or carry on business in partnership with any other person and is not a member of any corporate or unincorporated body, undertaking or association.

14.2	The Company is not a party to any joint venture agreement or arrangement or any agreement or arrangement under which it is to participate with any other person in any business.

14.3	The Company is not a party to any agency, distributorship, licence or management agreement or to any contract or arrangement which restricts its freedom to carry on its business in such manner as it may think fit in any part of the world.

15.	Competition and trade regulation law

The Company is not nor has it been a party to any agreement or arrangement nor has it been engaged in any practice, which in whole or in part infringes or may be invalidated by any anti-trust, restrictive trade practice, fair trading laws or legislation in any jurisdiction in which the Company carries on or intends to carry on business or where its activities may have an effect including Articles 81 or 82 of the EC Treaty or any subordinate regulations or directives, the Fair Trading Act 1973, Chapters I or II of the Competition Act 1998, the Enterprise Act 2002 or any secondary legislation made under any of them.

16.	Compliance with law

16.1	The Company has not committed nor is it liable for, and no claim or, so far as the Warrantors are aware, allegation has been or is likely to be made that it has committed or may be liable for, any criminal, illegal, unlawful or unauthorised act or breach of any obligation or duty whether imposed by or pursuant to statute, contract or otherwise (including but without limitation, FSMA and CCA).

16.2	The Company has not received notification that any investigation or inquiry is being, or has been, conducted by, or received any request for information from any governmental or other authority, department, board, body or agency in respect of its affairs and, so far as the Warrantors are aware, there are no current circumstances which are likely to give rise to such investigation, inquiry or request.

17.	Litigation and disputes

17.1	Except for actions to recover any debt incurred in the ordinary course of the business owed to the Company where each individual debt and its costs outstanding amounts to less than £10,000:

(a)	neither the Company nor so far as the Warrantors are aware any person for whose acts the Company may be liable is engaged in any litigation, arbitration, administrative or criminal proceedings, whether as claimant, respondent or otherwise;

(b)	no litigation, arbitration, administrative or criminal proceedings by or against the Company or any person for whose acts it may be liable are threatened or expected and, as far as the Warrantors are aware, none (including settlement negotiations) are pending;

(c)	as far as the Warrantors are aware, there are no facts or circumstances likely to give rise to any litigation, arbitration, administrative or criminal proceedings against the Company or any person for whose acts it may be liable.

17.2	Neither the Company (nor its assets) are subject to any outstanding or pending order or judgment given by any court or governmental or other authority, department, board, body or agency and has not been a party to any undertaking or assurance given to any court or governmental or other authority, department, board, body or agency which is still in force, nor are there any facts or circumstances of which the Warrantors are aware likely to give rise to it becoming subject to such an order or judgment or to be a party to any such undertaking or assurance.

17.3	The Company has not in the last year paid and is not liable to pay more than:

(a)	£50,000 in aggregate in relation to any and all disputes with any consumers, suppliers or other third parties (whether by way of damages, compensation, settlement or otherwise); nor

(b)	£5,000 in relation to any individual claim with any one consumer, supplier or other third party (whether by way of damages, compensation, settlement or otherwise).

17.4	So far as the Warrantors are aware, no claims or notices have been received by the Company from contracted suppliers, regulatory bodies or from third parties in relation to the Company’s use of price comparison, algorithms, tools, processes and techniques) and the Warrantors are not aware of any circumstances that are likely to give rise to such a notice or claim.

Assets

18.	Ownership of assets

18.1	Each of the assets included in the Accounts or acquired by the Company since the Accounts Date (other than the Properties and current assets subsequently disposed of or realised in the ordinary course of business) is owned both legally and beneficially by the Company free from Encumbrance and any third party rights and, if capable of possession, is in its possession.

18.2	The assets owned by the Company, together with all assets held under hire purchase, lease or rental agreements, comprise all assets necessary and sufficient for the continuation of the business of the Company as it is currently carried on.

19.	Charges and Encumbrances over assets

19.1	No Encumbrance (other than a lien arising by operation of law in the ordinary course of trading) or other form of security or encumbrance or equity on, over or affecting the shares or the whole or any part of the undertaking or assets of the Company, including any investment in any other Company, is outstanding and, apart from this Agreement, there is no agreement or commitment to give or create any of them and no claim has been made by any person to be entitled to any of them.

19.2	No floating charge created by the Company has crystallised and there are no circumstances likely to cause such a floating charge to crystallise.

19.3	The Company has not received notice from any person intimating that it will enforce any security which it may hold over the assets of the Company, and there are no circumstances likely to give rise to such a notice.

19.4	All charges in favour of the Company have, if required, been registered in accordance with the provisions of Part XII of the Act.

20.	Intellectual Property

20.1	All Intellectual Property used by the Company is either:

(a)	in the sole legal and beneficial ownership of the Company free from all licences, charges or other encumbrances and so far as the Warrantors are aware not invalid or likely to be revoked; or

(a)	the subject of licences from third parties in favour of the Company:

(i)	of which no notice to terminate has been received;

(ii)	so far as the Warrantors are aware all parties to which have fully complied with all obligations in those licences; and

(iii)	in relation to which no disputes have arisen or are foreseeable.

20.2	Any Intellectual Property owned by the Company which is capable of registration has been registered or is the subject of an application for registration, fair details of which are set out in Schedule 7, Parts 1 and 2 (“Registered IP”).

20.3	A Group Company is the exclusive owner of all of the rights and interest in the Registered IP and is the registered proprietor or applicant for the Registered IP, and so far as the Warrantors are aware, the registrations and applications are not subject to any notice of opposition or application for revocation or invalidation.

20.4	All application, filing, registration and renewal fees relating to the Registered IP which are due for payment have been paid and, so far as the Warrantors are aware, all other actions necessary to maintain and prosecute the Registered IP have been taken.

20.5	The Company owns or has the right to use all Intellectual Property required in connection with the conduct of its business as presently carried on or expected to be carried on.

20.6	So far as the Warrantors are aware, at no time during the past 3 years has there been any unauthorised use or infringement by any person of any Intellectual Property owned by the Company.

20.7	So far as the Warrantors are aware, except in the ordinary course of business and on a confidential basis, no disclosure has been made of any of the confidential information, know how, technical processes, financial or trade secrets or customer or supplier lists of the Company.

20.8	The information in respect of the Domain Names contained in Schedule 7 Part 1 of this Agreement is true and accurate.

20.9	The information in respect of the Trade Marks contained in Schedule 7 Part 2 of this Agreement is true and accurate.

20.10	All licences of Intellectual Property granted by the Company to any third parties (including any amendments or variations to those agreements) have been disclosed in the Disclosure Letter to the extent they constitute or represent Material Contracts.

20.11	The Company warrants that it acquired the trade marks set out in Schedule 7, Part 1, Section A pursuant to an agreement relating to the sale of part of the business and assets of UpMyStreeet.com Limited between (1) UpMyStreet.com Limited (in Administration), (2) Geoffrey Paul Rowley and Michael Jonathan Christopher Oldham and (3) Menacrest Limited dated 13 May 2003.

Information Technology

21.	IT Systems

In this paragraph 21:

(a)	the “Proprietary Software” means all computer programs designed, written, developed, by or on behalf of the Company;

(b)	the “Standard Software” means all other computer programs currently used in connection with the business of the Company;

(c)	the “Software” means the Proprietary Software and the Standard Software together; and

(d)	the “Hardware” means any and all computer, telecommunications and network equipment and any equipment which contains a microprocessor created, installed or used in the business of the Company.

21.1	The Company owns the copyright in the Proprietary Software free of all encumbrances and adverse claims and no property rights of the Company in the Proprietary Software have been sold, assigned, licensed or disposed of to any party other than by the granting of non-exclusive licences to customers of the Company in the ordinary course of its business reasonable details of which are disclosed in the Disclosure Letter.

21.2	The Company either owns the Hardware, or has been permitted to use the Hardware pursuant to agreements with the owner of the Hardware.

21.3	The Company has not at any time had any dispute with any person relating to proprietary or other rights in or to the Software or Hardware.

21.4	The Company has in place adequate and functioning security, back up and disaster recovery arrangements in relation to the Hardware and Software and all data. The Company holds up-to-date functioning back-up copies of the Standard Software and the Proprietary Software.

21.5	The Software and the Hardware are the subject of warranty and/or maintenance agreements.

21.6	There has been no disruption to, failure of, or so far as the Warrantors are aware a breach of security relating to, any aspect of the Hardware or Software in the past 12 months which has had a material impact on the business of any Group Company. The Hardware and Software is maintained and supported in accordance with good industry practice.

21.7	So far as the Warrantors are aware, the Hardware and Software are free from computer viruses, worms, software bombs and material defects.

21.8	The Hardware and Software do not contain third party software or systems that are not available from third party suppliers on arms’ length commercial terms.

22.	Data Protection Act

22.1	The Company has complied in all respects with the provisions of the Data Protection Act 1984 (as amended, and where such provisions have not been superseded by the Data Protection Act 1998) and the Data Protection Act 1998 (“DPA”) and the principles contained in the DPA.

22.2	Except as registered or notified under the DPA, the Company has either not held or processed any personal data or is exempt from registering or notifying under the DPA under one of the exemptions contained in the DPA.

22.3	No notice or allegation has been received from a competent authority alleging that the Company has not complied with the requirements of any applicable data protection laws or regulations. No individual has claimed compensation from the Company in the past 12 months for breach of any applicable data protection laws or regulations.

Employment

23.	Directors and employees

23.1	The terms and conditions of employment of all employees of the Company, including remuneration, bonus entitlements, key benefits (contractual or otherwise), and notice periods in relation to their employment or its termination are the same in all material respects as those details contained in the Disclosure Letter.

23.2	Details of the terms of engagement of all persons who are consultants to or workers in the Company, including the date of commencement of their engagement, the role they undertake, the number of hours per week they commit to the Company, the fees paid to them, any other benefits provided to them (whether or not legally binding), the notice period required to terminate the relationship and holiday arrangements are contained in the Disclosure Letter.

23.3	Contracts for the Key Employees, and directors and appointment letters for the non-executive directors as well as sample copies of contracts of employment and other documents relating to the employment of the employees are contained in the Disclosure Letter.

23.4	Other than salary for the current month and expenses and pay in respect of accrued but untaken holiday for the current holiday year, no amount is owing to any present or former officer, employee or worker of the Company.

23.5	Other than the Share Option Scheme there is no share option or share incentive scheme in operation by or in relation to the Company for any of its officers, employees or workers. The Company has not borrowed any money from any of its employees and it has not made any loans or granted any options or special rights (other than under the Share Option Scheme) which have not been repaid in full or which are still exercisable.

23.6	Save as provided for or taken into account in the Accounts:

(a)	no claim or liability to make any payment of any kind to any person who is or has been an officer, employee or worker has been received, threatened or incurred by the Company whether under the Employment Rights Act 1996, Sex Discrimination Act 1975, the Race Relations Act 1976 and the Disability Discrimination Act 1995 or otherwise; and

(b)	no gratuitous payment of a material amount has been made or promised by the Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former officer or employee.

23.7	No officer or Key Employee of the Company has given notice or is under notice of dismissal nor are there any service contracts between the Company and its officers or employees which cannot be terminated by the Company by 3 months’ notice or less without giving rise to a claim for damages or compensation (other than a statutory redundancy payment).

23.8	The Company has not entered into any recognition agreement with any trade union, nor has it performed any act which might be construed as recognition. The Company does not have a collective bargaining agreement with any trade union, nor is there any works council or any other collective body representing employees.

23.9	No offer of a contract of employment has been made by the Company to any senior or managerial individual (being a person to be remunerated at a salary level above £60,000 per annum) which has not been accepted, or which has been accepted but where the individual’s employment has not yet started.

23.10	The Company has no obligation to make any payment on the redundancy of any employee, in excess of the statutory redundancy payment and it has not, in the 18 months preceding the date of this Agreement, operated any discretionary practice of making any such excess payments to any of its employees on their redundancy. The Company has no obligation to follow any contractual redundancy procedure.

23.11	No assurances or undertakings (whether legally binding or not) have been given to any employees as to the continuation, introduction, increase or improvement of any terms and conditions, remuneration, benefits, bonus or incentive scheme.

24.	Pensions

24.1	Save for the contributions made by the Company to the individual personal pension schemes of employees, there is not in operation by the Company any scheme or agreement for the payment of pensions, allowances or lump sums, payable on retirement or death, for the benefit of the employees of the Company.

24.2	The Company has complied with its obligations relating to stakeholder pension schemes under the Welfare Reform and Pensions Act 1999.

Properties

25.	Title

25.1	The Properties comprise all the properties presently owned, occupied, held, controlled or otherwise used by the Company and the Company is in actual and exclusive occupation and is the legal and beneficial owner of each Property.

25.2	Each Property is occupied or otherwise used by the Company by right of ownership or under the Leases.

25.3	All deeds and documents necessary to prove title to each Property are in the possession and control of the Company and consist of original deeds and documents or properly examined abstracts.

25.4	The Company has not had occasion to make any claim or complaint in relation to any neighbouring property or its use or occupation and there are no disputes, claims, actions, demands or complaints in respect of any Property which are ongoing nor are any disputes, claims, actions, demands or complaints anticipated and no notices materially affecting any Property have been given or received and not complied with

26.	Encumbrances

No Property is subject to any outgoings other than business rates, water rates and insurance premiums and rent, insurance and service charges.

27.	Statutory obligations

The Company has complied with and is continuing to comply with all applicable statutory and by-law requirements with respect to the Properties, and in particular with the requirements as to fire precautions under the Fire Precautions Act 1971 and under the Public Health Acts, the Offices, Shops and Railway Premises Act 1963, the Health and Safety at Work Act 1974, the Factories Act 1961 and the Shops Acts 1950 to 1956.

28.	Leasehold properties

28.1	Each Lease is valid and in full force and there are no circumstances which would entitle any landlord or other person to exercise any power of entry or take possession of the Properties.

28.2

The Company has paid the rent and observed and performed the covenants, obligations, restrictions on the part of the tenant and the conditions contained in any Lease to which it is a party, and the last demands (or receipts for rent if issued) were unqualified and no notice of any alleged breach of such covenants, obligations, restrictions and conditions has been received and so far as the Warrantors are aware there are no circumstances now existing which would entitle the landlord of each Lease to exercise any power of entry upon or take possession of any of the Properties or to draw upon any rental deposit or other security available to it.

28.3	The Company has not in the past been the tenant of or guarantor of any leasehold premises not listed in Part 2 of Schedule 2 in respect of which any obligations or liabilities could still accrue to the Company.

28.4	The Company has not made any alterations to the Properties which would be in breach of any of the Leases.

29.	Leases

The Properties are not held subject to, and with the benefit of, any other tenancy than the Leases.

30.	Environmental

30.1	The Company complies with, has complied with and has no actual or contingent liability under Environmental Law in respect of matters or circumstances prior to Completion.

30.2	The Company has obtained and is and has been in compliance with the terms and conditions of all Environmental Consents relevant or appropriate to or required for the Company’s business and all such Environmental Consents remain in full force and in effect and there are no proposals to vary, modify, transfer or revoke such Environmental Consents.

Schedule 4

(Limitations on liability)

1.	Nothing in this Schedule shall have the effect of excluding, limiting or restricting any liability of the Warrantors in respect of a Claim arising as a result of fraud by the Warrantors.

2.	Subject only to paragraph 8 below the Warrantors shall as between them be liable for Claims on a several basis only.

3.	The Purchaser acknowledges and agrees that none of the Vendors makes any representation or warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or its affiliates or its advisers on or prior to the date of this Agreement (whether during presentations, in the Information Memorandum relating to the Group dated November 2005, in the Disclosure Letter or otherwise).

4.	The Purchaser shall not be entitled to recover from the Warrantors more than once for the same damage suffered.

5.	The liability of the Warrantors under the Warranties shall be reduced if and to the extent that the relevant loss shall have been recovered under the Tax Covenant (and vice versa).

6.	The Warrantors shall not be liable for any Claim if, and to the extent that, the subject matter of the Claim is Disclosed provided that nothing in the Disclosure Letter shall limit the Warrantors’ liability under the Tax Covenant.

7.	The Warrantors shall not be liable for a Claim unless:

(a)	they have received written notice from the Purchaser giving reasonable details of the Claim and, if practicable, the Purchaser’s estimate of the amount involved:

(i)	in the case of a Non-Tax Claim, on or before the earlier of 6 July 2007 and the date twelve weeks after the date when the audited accounts of the Company for the financial period ending on 31 December 2006 are delivered to the Purchaser and in any event within 30 Business Days of the Purchaser becoming aware of the subject matter of the Claim; or

(ii)	in the case of any Tax Claim, not later than 6 years and 3 months from the end of the accounting period current at the Completion Date;

(b)	save in relation to a contingent matter pursuant to paragraph 10(d) below, in the case of a Non-Tax Claim proceedings in respect of such Non-Tax Claim shall have been commenced by being issued and served on the Warrantors within 12 months after the date of notification pursuant to paragraph 7(a) above;

8.	Notwithstanding any contrary provision of this Agreement, no Claim shall be brought, and the Purchaser shall not be entitled to make any recovery in respect of a Claim, unless:

(a)	as regards a Non-Tax Claim the liability of the Warrantors in respect of that Claim (following the application of the other provisions of this schedule), exceeds £50,000;

(b)	the liability of the Warrantors in respect of a Non-Tax Claim (following the application of the other provisions of this schedule), when aggregated with the total liability of the Warrantors in respect of all other Non-Tax Claims exceeds £150,000, in which case the Purchaser shall be able to claim for the whole of such aggregate amount and not just the excess; and

(c)	as regards Tax Claims, the liability of the Warrantors in respect of a Tax Claim (following the application of the other provisions of this schedule and of the Tax Schedule), when aggregated with the total liability of the Warrantors in respect of all other Tax Claims exceeds £37,500, in which case the Purchaser shall be able to claim for the whole of such aggregate and not just the excess.

9.	The aggregate liability of the Warrantors in respect of all Claims shall not exceed £12,000,000 (twelve million pounds sterling) and notwithstanding any other provision of this Agreement no single Warrantor shall be liable under this Agreement for any amount in excess of the cap on its liability set out in Part 2 of Schedule 1 and each Warrantor shall only be liable for its Agreed Proportion of any Claim.

10.	The Warrantors shall not be liable for any Non-Tax Claim:

(a)	if and to the extent that a liability arises or is increased as a result of any voluntary act or omission of any member of the Purchaser Group after Completion done or suffered outside the ordinary course of business and where the Purchaser or the relevant member of the Purchaser Group knew or ought reasonably to have known that such act or omission would or would be likely to cause such liability or increased liability other than:

(i)	pursuant to a legally binding obligation entered into by a Group Company before Completion; or

(ii)	in order to comply with any law; or

(iii)	at the request of or with the consent of the Warrantor;

(b)	to the extent that a liability arises or is increased as a result of any change in legislation or change in the interpretation of any legislation made after the date of Completion (whether relating to Taxation, rates of Taxation or otherwise) or the amendment to or the withdrawal of any practice previously published by a Taxation authority announced after Completion (whether or not the change, amendment or withdrawal purports to be effective retrospectively in whole or in part);

(c)	to the extent that a liability arises or is increased as a result of any change after Completion of the date to which the Group makes up its accounts or in the bases, methods or policies of accounting of the Group other than a change which is reported by the auditors for the time being of the Group to be necessary in their opinion because such bases, methods or policies of accounting as at the Completion Date are unlawful or improper or are not in accordance with any published accounting practice or principle then current;

(d)	to the extent that the same is specifically provided for in the Accounts or in the Management Accounts; or

(e)	which is contingent only unless and until such contingent liability becomes an actual liability and is due and payable, in which case the limitations as to time under paragraph 6 shall commence upon such liability becoming non-contingent. For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in paragraph 6 shall not exonerate the Warrantors in respect of any Non-Tax Claim properly notified before that date.

(f)	if and to the extent that the loss in respect of which the Non-Tax Claim is made is recovered under an insurance policy of the Group in force on the date of such loss.

11.	If the Warrantors make any payment to the Purchaser or any Group Company in relation to any Non-Tax Claim and the Purchaser or any Group Company subsequently receives from a third party any sum referable to, or any benefit which would not have been received but for the circumstances giving rise to, the subject matter of that Non-Tax Claim, the Purchaser shall, once it or the Group has received such sum or benefit, immediately repay or procure the repayment to the Warrantors of either:

(a)	the amount of such receipt (after deducting an amount equal to the reasonable costs (including increases in insurance premiums, to the extent directly attributable to the relevant Non-Tax Claim) of the Purchaser or the Group incurred in recovering such receipt and any Taxation payable on it); or if less;

(b)	the amount paid by the Warrantors together with any interest paid to the Purchaser or any Group Company in respect of that amount from a third party.

Schedule 5

(Tax Schedule)

Part 1 - Definitions and interpretation

1.	Definitions and interpretation

1.1	In this Agreement, unless the context otherwise requires, the following words have the following meanings:

“Claim for Taxation” means any notice, demand, assessment, letter or other document issued or action taken by any Tax Authority or any person (including any Group Company) indicating that any person is or may be placed or sought to be placed under either a Liability to Taxation or a claim for Taxation to which paragraph 5 may apply.

“Consideration Relief” means any Relief to the extent to which it has been taken into account in computing and so reducing or eliminating any provision for Taxation which appears in the Completion Accounts (or which but for such Relief would have appeared in the Completion Accounts) or where and to the extent that such Relief was treated as an asset of any Group Company in the Completion Accounts.

“ICTA” means the Income and Corporation Taxes Act 1988.

“Liability to Taxation” means:

(a)	any liability to make a payment (or increased payment) of or in respect of Taxation (whether or not such payment is primarily payable by the Purchaser or any Group Company and whether or not the Purchaser or any Group Company has or may have any right of reimbursement from any other person);

(b)	the Loss of all or any part of any Consideration Relief;

(c)	the use or setting off against any liability to Taxation or against Profits earned, accrued or received of any Purchaser’s Relief in circumstances where, but for such use or set off, any Group Company would have had a liability to Taxation in respect of which the Warrantors would have been liable under the Tax Covenant;

(d)	the enforcement or exercise of any mortgage, charge or power of sale over any of the shares in or assets of any of the Group Companies in connection with the payment of any amount of Taxation; and

(e)	references to a Liability to Taxation shall include the settlement of a Claim for Taxation.

“Loss” includes loss, reduction, unavailability, counteraction, disallowance, nullification, non-existence, modification, claw-back, denial, cancellation of or failure to obtain (but does not include utilisation) and “lose” and “lost” shall be construed accordingly.

“Profits” means income, profits and gains, the value of any supply and any other consideration, value or receipt used or charged for Taxation purposes and references to

“Profits earned, accrued or received” means income and profits (excluding chargeable gains) earned, accrued or received or deemed to have been earned, accrued or received and chargeable gains realised or deemed to have been realised for Taxation purposes.

“Purchaser’s Relief” means any Consideration Relief; and/or any Relief which arises in respect any period after Completion or in respect of any Transaction occurring after Completion.

“Relevant Claim” means any claim by any Group Company to:group relief under Chapter IV, Part X, ICTA (group relief); advance corporation tax under section 240, ICTA (set off of company’s surplus ACT against subsidiary’s liability to corporation tax); ora tax refund under section 102, Finance Act 1989 (surrender of company tax refund etc within group).

“Relevant Surrender” means any surrender to any Group Company of:group relief under Chapter IV, Part X, ICTA (group relief); advance corporation tax under section 240, ICTA (set off of company’s surplus ACT against subsidiary’s liability to corporation tax); or a tax refund under section 102, Finance Act 1989 (surrender of company tax refund etc within group).

“Relief” means any relief, loss, allowance, exemption, set-off, deduction or credit in computing or against Profits or Taxation or any right to repayment of Taxation.

“Taxation” means all forms of taxation, withholdings, deductions, liabilities to account and statutory, governmental, supra-governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies in each case in the nature of Tax (including, but not limited to, income tax to which the PAYE system applies, any liability arising under sections 419 or 601 ICTA, stamp duty, stamp duty land tax, national insurance contributions, VAT and input tax within the meaning of section 24 VATA), whether of the United Kingdom or elsewhere in the world, whenever imposed and however arising and all penalties, fines, charges and interest under any Tax legislation, together with the cost of removing any charge or other encumbrance, relating thereto and “Tax” shall be construed accordingly.

“Tax Authority” means any taxing or other authority, body or official competent to administer, impose or collect any Taxation.

“Tax Claim” means a claim by the Purchaser against the Warrantors under the Tax Covenant or for breach of any of the Tax Warranties or, as the case may be, a claim by the Vendors against the Purchaser under the covenant in paragraph 5.

“TCGA” means the Taxation of Chargeable Gains Act 1992.

“TMA” means the Taxes Management Act 1970.

“Transaction” means any transaction, deed, act, event, omission, payment or receipt of whatever nature and whether actual or deemed for Tax purposes (including, but not limited to, entering into this Agreement, Completion, any change in the residence of any person or the death, winding up or dissolution of any person).

“VATA” means the Value Added Tax Act 1994.

“Vendor Associate” means any Vendor and any other person with whom the Vendors is connected (within the meaning of section 839 ICTA (connected persons)) other than any Group Company.

“Warrantors’ Relief” means any Relief other than a Purchaser’s Relief; and includes, for the avoidance of doubt, any Relief arising under Schedule 23 FA 2003 as a result of the exercise of any share options before Completion but only to the extent that such Relief is not taken into account in computing and so reducing or eliminating any provision for Taxation in the Completion Accounts.

1.2	In this Schedule:

(a)	a reference to a jurisdiction shall include any union, country, state, province, district or division of whatever nature which imposes or raises Taxation;

(b)	a reference to any law shall include any statute, law, regulation, notice, directive or similar provision relating to Taxation, whether of the United Kingdom or elsewhere;

(c)	references to specific parts of the law of the United Kingdom shall be taken to include a reference to the law of any other jurisdiction so far as the same may apply to any Group Company and may be similar to or have a similar purpose to the law of the United Kingdom to which reference is made; and

(d)	references to the VATA shall include all law relating to value added tax in the United Kingdom and any value added, turnover, sales, purchase or similar tax of any other jurisdiction and references to value added tax shall be construed accordingly.

1.3	Subject to the proviso below, the Liability to Taxation referred to in paragraphs (b) to (d) of the definition shall be treated as being equal to:

(a)	in any case falling within paragraph (b) where the Relief unavailable relates to the corporation tax deduction arising under Schedule 23 FA 2003 as a result of the exercise of any share options, the amount of the Relief multiplied by 30%;

(b)	in any other case falling within paragraph (b) where the Relief unavailable would have operated as a deduction from or off-set against gross income, profits or gains, the amount of the Relief multiplied by the rate of tax in force at the date when the Relief becomes unavailable;

(c)	in any case falling within paragraph (b) where the Relief unavailable would have operated as a deduction from or off-set against Taxation, the amount of the Relief unavailable;

(d)	in any case falling within paragraph (b) where the Relief unavailable would have operated as a repayment of Taxation, the amount of repayment that would otherwise have been obtained;

(e)	in any case falling within paragraph (c), the Taxation that would have arisen but for such use or set-off; and

(f)	in any case falling within paragraph (d), the amount of Taxation which is or is liable to be paid out of the proceeds of enforcement or exercise of the mortgage, charge or power of sale together with the amount of any costs or expenses incurred in connection with such enforcement or exercise which are liable to be paid out of those proceeds

Provided that, where and to the extent that under the terms of this Agreement (as identified in Schedule 9 (Completion Accounts)) the Purchaser has paid for a portion of a Consideration Relief at a proportion of its value, then in operating the terms of this Schedule (if applicable), that portion shall be deemed to be lost or used first and the Purchaser shall to that extent be entitled to claim or recover at the same proportion of the rate or recovery that would otherwise apply under this paragraph.

Part 2 - Tax Warranties

2.	Tax Warranties

Events since the Accounts Date

2.1	Since the Accounts Date:

(a)	no transaction has occurred, either in circumstances where the consideration actually received or receivable (if any) was less than the consideration which could be deemed to have been received for Tax purposes or which will give rise to a Liability to Taxation on any Group Company calculated by reference to deemed as opposed to actual Profits;

(b)	no transaction has occurred which will result in any Group Company becoming liable to pay or bear a Liability to Taxation directly or primarily chargeable against or attributable to another person other than another Group Company;

(c)	no disposal has taken place or other event occurred which will, or may have, the effect of crystallising a Liability to Taxation which would have been included in the provision for deferred taxation contained in the Accounts if such disposal or other event had been planned or predicted at the Accounts Date; and

(d)	no accounting period or period of account by reference to which Taxation is measured of any Group Company has ended within the meaning of section 12, ICTA (basis of, and periods for, assessment).

Records and compliance

2.2	In the last 6 years, each Group Company:

(a)	has duly and punctually paid all Taxation which is due to be paid prior to the date hereof and made all withholdings and deductions in respect, or on account, of any Taxation from any payments made by it which it is obliged or entitled to make and has duly and punctually paid to the appropriate Tax Authority all amounts so withheld or deducted due to be paid prior to the date hereof;

(b)	has submitted all notices, returns, computations, accounts and applications for clearances or consents required for Tax purposes and provided complete and accurate information in all material respects to any Tax Authority and all such notices, returns, computations, accounts and applications supplied to any Tax Authority are true and accurate;

(c)	has kept and maintained in all material respects complete and accurate records, invoices and other documents and information of whatever nature appropriate or requisite for Tax purposes; and

(d)	has not been involved in any disputes, unsettled or outstanding assessments or appeals in respect of Taxation and no Group Company has been subject to any enquiry, investigation (other than routine investigations, audits and control visits in relation to PAYE, NIC or VAT) or other dispute with any Tax Authority and as far as the Warrantors are aware there are no circumstances which have arisen before the date hereof which may give rise to such an enquiry or dispute.

2.3	Each Group Company has not within the last three years been liable to pay any interest, penalty, fine, default surcharge or other similar payment in respect of Taxation nor, in relation to value added tax, has received any penalty liability notice, surcharge liability notice or other written notice or warning under the VATA.

2.4	Each Group Company has at all times been resident for Tax purposes in the United Kingdom and is not and never has been resident for any Tax purpose in any other country and no Group Company has paid and is not liable to pay Tax in any other jurisdiction. No Group Company has engaged in any trade or business or owned any real or personal property, tangible or intangible, outside the United Kingdom.

2.5	The amount of Tax chargeable on each Group Company or subject to withholding or deduction by the relevant Group Company during any accounting period ending on or within the last six years has not to any material extent depended on any individual agreement or dispensation or any other formal or informal arrangement with any Tax Authority (other than generally published concessions and practices).

2.6	No Group Company is liable to pay corporation tax by instalments pursuant to section 59E, TMA (further provision as to when corporation tax is due and payable), or any regulations made thereunder.

Employee shares

2.7	Since the Accounts Date, no shares or securities have been issued by any Group Company, and no options have been granted or issued in respect of such shares or securities, such that the any Group Company will or may be liable to account for income tax under the PAYE system or to collect or pay any national insurance contributions.

VAT

2.8	Each Group Company:

(a)	is registered for the purpose of, and has complied in all material respects with, the VATA and all statutory provisions, regulations and notices relating to VAT and is not subject to any conditions imposed or agreed with any Tax Authority; and

(b)	is not, and has not been a member of a group for value added tax purposes under section 43, VATA (groups of companies).

2.9	No Group Company is subject to the Value Added Tax (Payments on Account) Order 1993.

2.10	In the past 3 years no Group Company has been required to give security under paragraph 4, Schedule 11, VATA (power to require security and production of evidence).

2.11	No Group Company has made, nor will prior to Completion make, any election to waive exemption under paragraph 2, Schedule 10, VATA (election to waive exemption) in respect of any property owned at Completion.

2.12	No Group Company has claimed credit for any input tax where the whole or any part of the consideration for the relevant supply remains outstanding for more than 6 months after the date of the invoice.

2.13	Details of any special or non-statutory arrangements in relation to VAT or any special method of accounting (including, without limitation, partial exemption) in relation to VAT agreed by any Group Company with any Tax Authority are set out in the Disclosure Letter.

2.14	Details of any capital items owned by any Group Company which are subject to part XV Value Added Tax Regulations 1995 are set out in the Disclosure Letter and the relevant Group Company has sufficient records in order to comply with its obligations under that part XV.

Balance sheet values

2.15	No Liability to Taxation (other than VAT or under the provisions relating to capital allowances) will arise or be incurred on a disposal by any Group Company of any of its capital assets if disposed of in a single transaction for:

(a)	in the case of assets owned at the Accounts Date, an aggregate consideration equal to the value attributed to those assets in preparing the Accounts; and

(b)	in the case of assets acquired since the Accounts Date, an aggregate consideration equal to the consideration given for the acquisition.

2.16	No Group Company has at any time in respect of any asset owned at the date hereof made, nor will prior to Completion make, any claim under sections 152 to 158 (inclusive), TCGA (replacement of business assets)

Close company

2.17	No Group Company is, a close company within the meaning of section 414, ICTA (close companies) or a close investment holding company for the purposes of section 13A, ICTA (close investment-holding companies).

2.18	No Group Company has made any loan or advance or payment or given any consideration or effected any transaction falling within sections 419 to 422 (inclusive), ICTA (loans to participators etc) for which the relevant Group Company has an outstanding liability to make any payment to any Tax Authority.

Group transactions

2.19	Within the last six years no Group Company has:

(a)	been a member of a group of companies within the meaning of section 170 TCGA (groups of companies), other than one of which the Group Companies were the only members;

(b)	acquired any asset from any other company which was at the time of acquisition a member of the same group of companies as that of which the relevant Group Company was also a member; or

(c)	entered into any group payment arrangements in respect of corporation tax pursuant to section 36, Finance Act 1998 (arrangements with respect to the payment of corporation tax).

2.20	No Liability to Taxation will be suffered by any Group Company in consequence of Completion or otherwise by virtue either of this Agreement or of the relevant Group Company ceasing to be a member of a group of companies with any other company.

2.21	The Disclosure Letter gives details of all Relevant Claims and Relevant Surrenders in respect of each accounting period of each Group Company ending in the last three years and there are no other current arrangements or agreements made by any Group Company in respect of any Relevant Claims or Relevant Surrenders.

2.22	There are no circumstances by virtue of which sections 410 or 413, ICTA (arrangements for transfer of company to another group or consortium) would prevent each Group Company being treated as a member of the same group of companies within Chapter IV, Part X, ICTA (special provisions) for any accounting period commencing on or before the date of this Agreement or Completion.

2.23	No Group Company has claimed relief from stamp duty under section 42 Finance Act 1930 or section 76 Finance Act 1986 which is liable to be withdrawn at any time on or after Completion.

2.24	No Group Company has made, nor is proposing to make an election under any law whereby a Liability to Taxation that arises primarily upon another person, or by reference to Profits which are not earned, accrued or received by any Group Company, will fall upon the Group Company.

Deductible expenses

2.25	No Group Company has since the Accounts Date made or provided for, and are not under any legally binding obligation to make, any payment of an income or revenue nature in excess of £10,000 which will be prevented from being deductible for Tax purposes, whether as a deduction in computing the profits of a trade or as an expense of management or as a charge on income.

2.26	The accounting treatment adopted by each Group Company in its accounts in relation to any loan relationship as defined in section 81, Finance Act 1996 (meaning of “loan relationships” etc.) is in accordance with generally accepted accounting practice for the purposes of section 85A, Finance Act 1996 (authorised accounting methods).

2.27	No Group Company has been a party to a loan relationship treated as being for an unallowable purpose within the meaning of Paragraph 13 Schedule 9, Finance Act 1996 (loan relationships for unallowable purposes).

Dividends and distributions

2.28	No Group Company has at any time purchased, repaid or redeemed or agreed to purchase, repay or redeem its share capital, or capitalised or agreed to capitalise in the form of redeemable shares or debentures any profits or reserves, or otherwise issued any share capital or other security as paid up otherwise than by the receipt of new consideration within the meaning of section 254, ICTA (interpretation of Part VI).

2.29	No Group Company has at any time been a party to or otherwise involved in any transaction to which sections 213 to 218 (inclusive), ICTA (exempt distributions etc.) applied.

Inheritance tax and gifts

2.30	No circumstances exist under which any power within section 212, Inheritance Tax Act 1984 (powers to raise tax) will be exercised in relation to, and there is no HM Revenue and Customs charge (within the meaning of section 237, Inheritance Tax Act 1984 (imposition of charge)) attaching to, or which may attach to any shares or securities in or over, any assets of any Group Company.

2.31	No Group Company is liable and there are no circumstances in existence as a result of which it will become liable to be assessed to Tax as donor or donee of any gift or transfer or transferee of value.

Transfer pricing

2.32

Each Group Company has complied in all respects with the requirements of Schedule 28AA, ICTA (provision not at arms length) and any law made pursuant or with respect thereto. No Group Company has entered into or applied for an agreement with HM

Revenue and Customs pursuant to section 85, Finance Act 1999 (advance pricing agreements).

ITEPA

2.33	No options have been granted or have been agreed to be granted to any director, employee, former director or former employee on the exercise of which any Group Company will be required or otherwise be liable to account for Taxation under the PAYE system.

2.34	No disqualifying events have occurred in relation to any options granted by any Group Company pursuant to the EMI Code (as defined in section 527(3) ITEPA).

2.35	All relevant directors, officers or employees of any Group Company have entered into elections jointly with the relevant Group Company under section 431 ITEPA in respect of any securities or interests in securities falling within Chapter 2 of part 7 ITEPA which have been acquired by reason of the employment of such director, officer or employee by any Group Company or any associated company.

2.36	The sale of the Shares to the Purchaser pursuant to this Agreement and/or the receipt of, or entitlement to, any consideration for the Shares will not give rise to or result in any Vendor being treated as having to any extent income so as to result in any obligation of the Purchaser or any Group Company to operate PAYE pursuant to ICTA or ITEPA and/or to account for national insurance contributions.

Secondary Liability

2.37	There is no liability to Taxation for which any Group Company is liable to be assessed or have collected from it where such Taxation is primarily chargeable against some other person or where such Taxation is the joint or joint and several liability of the relevant Group Company and some other person or where the Taxation in question relates to any income, profits or gains earned, accrued or received by any other person.

No Group Company has any liability to indemnify any person in respect of Taxation whether statutory or otherwise.

Miscellaneous

2.38	No Group Company has entered into any transaction forming part of notifiable arrangements (as defined by section 306 of the FA 2004) and no Group Company has entered into any marketed tax avoidance scheme for the avoidance or deferral of Tax.

2.39	No Group Company has participated in or cooperated with an international boycott within the meaning of Section 999 of the United States Internal Revenue Code of 1986 (as amended) or has been requested to do so in connection with any transaction or proposed transaction.

3.	Stamp duty

3.1	All documents which are required to be stamped or in respect of which any form of Taxation is due and which are in the possession of any Group Company, or by virtue of which any Group Company has any right, have been duly and sufficiently stamped.

3.2	No document referred to in paragraph 3.1 above has been executed and retained outside the United Kingdom in circumstances in which a liability to stamp duty or Taxation would arise if such document were to be brought into the United Kingdom.

Part 3 - Covenants to and from the Purchaser

4.	Tax Covenant

4.1	Subject to paragraph 6 of this Schedule and to clause 11 of this Agreement, the Warrantors covenant severally to pay to the Purchaser an amount equal to:

(a)	any Liability to Taxation of any Group Company arising in respect of or by reference to or in consequence of any of the following:

(i)	any Transaction or Transactions effected or occurring on or before Completion; or

(ii)	any Profits earned, accrued or received on or before Completion;

(b)	any Liability to Taxation which any Group Company is or becomes required to discharge by virtue of it being associated (within the meaning of section 417 ICTA) or connected (within the meaning of section 839 ICTA) with any person (other than any Group Company) at any time before Completion;

(c)	any contractual liability of any Group Company entered into prior to Completion to make a payment by way of indemnity, covenant or damages arising from another person’s liability to Taxation;

(d)	any Liability to Taxation falling on or to be met or paid by the Purchaser or any Group Company in respect of inheritance tax which:

(i)	is at Completion a charge on any of the shares or assets of any Group Company or gives rise to a power to sell, mortgage or charge any of the shares or assets of any Group Company; or

(ii)	after Completion becomes a charge on or gives rise to a power to sell, mortgage or charge any of the shares or assets of any Group Company being a liability in respect of inheritance tax payable as a result of the death of any person within seven years after a transfer of value (or a deemed transfer of value) if a charge on or power to sell, mortgage or charge any such shares or assets existed at Completion or would, if the death had occurred immediately before Completion and the inheritance tax payable as a result thereof had not been paid, have existed at Completion; or

(iii)	arises as a result of a transfer of value occurring on or before Completion (whether or not in conjunction with the death of any person whenever occurring) which increased or decreased the value of the estate of any Group Company;

together with all costs and expenses reasonably and properly incurred by the Purchaser or any Group Company in connection with any such Liability to Taxation or in bringing any claim or defending any action under the provisions of this Schedule where (whether in the case of a Liability to Taxation or in the case of a claim or action) the Warrantors are liable under this paragraph 4.1.

4.2	Where the Warrantors become liable to make any payment under the Tax Covenant, the due date for the making of that payment shall be:

(a)	in a case that involves an actual payment of Taxation by the Purchaser or any Group Company, five Business Days prior to the date on which the relevant Group Company is liable to pay to the appropriate Tax Authority the Taxation in question in order to avoid incurring a liability to interest or penalties or, if later, five Business Days following a written demand from the Purchaser giving details of the payment in question;

(b)	in the case of the Loss of any entitlement to repayment of Tax the date on which that repayment would have been due, or if later, the date falling five Business Days following the date when the Warrantors have been notified by the Purchaser that the entitlement to repayment of Tax has been lost, provided that the auditors for the time being of the relevant Group Company have certified, at the request of the Purchaser, that the Warrantors have a liability for a determinable amount in respect of the loss of such entitlement to repayment of Tax under the Tax Covenant;

(c)	in any case:

(i)	involving the Loss of all or any part of any Relief within paragraph (b) of the definition of Liability to Taxation which relates to the corporation tax deduction arising under Schedule 23 FA 2003 as a result of the exercise of any share options, the date falling five Business Days following the date when the Warrantors have been notified by the Purchaser that the Relief has been lost, provided that the auditors for the time being of the relevant Group Company have certified, at the request of the Purchaser, that the Warrantors have a liability for a determinable amount in respect of the loss of such Relief under the Tax Covenant;

(ii)	involving the Loss of all or any part of any other Relief within paragraph (b) of the definition of Liability to Taxation, the later of the date on which the Taxation that would otherwise have been saved becomes due and payable to the relevant Tax Authority and the date falling five Business Days following the date when the Warrantors have been notified by the Purchaser of that Loss;

(iii)	involving the use or set-off of all or any part of any other Relief within paragraph (c) of the definition of Liability to Taxation, the later of the date on which the Taxation saved thereby would otherwise have become due and payable to the relevant Tax Authority and the date falling five Business Days following the date when the Warrantors have been notified by the Purchaser of that use or set off; and

(d)	in any other case, the date falling five Business Days following the date on which the Warrantors have been notified by the Purchaser or the relevant Group Company that the Warrantors have a liability for a determinable amount under this Tax Covenant.

4.3	All amounts payable by the Warrantors to any person under this Tax Covenant shall be paid free of any rights of counterclaim or set-off and without any deductions or withholdings whatsoever, save only as may be required by any applicable law.

5.	Covenant to Vendors

5.1	The Purchaser hereby covenants with the Vendors to pay to the Vendors an amount equal to any Taxation which is assessed on the Vendors or on any Vendor Associate (together with any costs and expenses reasonably and properly incurred by the Vendors or Vendor Associate in relation so such Taxation) where such Taxation arises by reason of Taxation assessed on or primarily or directly attributable to the Purchaser, any member of the Purchaser’s group or any Group Company for any accounting period remaining unpaid, provided that this covenant shall not apply to any Taxation in respect of which the Purchaser is entitled to bring a claim against the Warrantors under the Tax Covenant or where one of the Group Companies or the Purchaser discharges or has discharged such Taxation by direct payment to the relevant Tax Authority or where an amount in respect of such Taxation has previously been paid to the Vendors.

5.2	The Vendors hereby covenant that the Vendors shall make no claim under paragraph 5.1 above to the extent that the Vendors have recovered the Taxation in question under section 767B(2), ICTA or any other relevant statutory provision and that to the extent that such Taxation has been recovered under paragraph 5.1 the Vendors shall not seek to recover payment under section 767B(2) or any other relevant statutory provision.

5.3	The provisions of paragraphs 4.2 (date of payment), 4.4 (grossing up) and 9 (Claims Procedure) shall apply to this covenant as if references to the “Purchaser” were to the “Vendors” (and vice versa), references to the “the Group Company” were also to the “Vendors” and references to “Tax Covenant” were to the “covenant under paragraph 5”.

Part 4 - Limitations and general

6.	Limitations on liability

6.1	The liability of the Warrantors under the Tax Covenant shall be reduced if and to the extent that the Liability to Taxation shall have been recovered under the Warranties or under any other part of the Tax Covenant (and vice versa).

6.2	The Warrantors shall not be liable to the Purchaser for a Tax Claim to the extent that:

(a)	provision otherwise than by way of deferred Taxation in respect of that liability has been made in the Completion Accounts or the Working Capital Statement or payment or discharge of it was demonstrably taken into account in either the Completion Accounts or the Working Capital Statement;

(b)	the liability arises or is increased as a result only of:

(i)	any increase in rates of Taxation;

(ii)	any change in law or in the generally published practice of a Tax Authority; or

(iii)	any change in the bases upon or change in the date to which the accounts of the relevant Group Company are prepared or any change in accounting practice or principles except in either case in order to comply with generally accepted accounting principles, announced in any such case after Completion (whether or not with retrospective effect).

(c)	there is available to the relevant Group Company to relieve or mitigate such Taxation liability any Warrantors’ Relief at no cost (other than the fact that the Relief has been utilised) to any Group Company or the Purchaser and provided any such Relief shall only be capable of being taken into account once for the purposes of this paragraph 6.2(c);

(d)	such liability would not have arisen but for a voluntary act or omission carried out or effected by the Purchaser or by the relevant Group Company at any time after Completion, other than any act or omission required by law or carried out or effected:

(i)	under a legally binding commitment created on or before Completion; or

(ii)	in the ordinary course of the business carried on by that Group Company; or

(iii)	carried out pursuant to the written request or with the written approval of the Vendors;

(e)	the liability would not have arisen or would have been reduced or eliminated but for:

(i)	a failure or omission on the part of any Group Company after Completion (otherwise than at the request of the Vendors or in accordance with paragraph 10 (Tax Returns)) to make, adjust or revise, any claim, election, surrender or disclaimer or the failure or omission after Completion to give any notice or consent, the making, or giving of which in each case was taken into account in computing the provision or reserve for Tax (not including any provision for deferred Tax) in the Accounts and was expressly referred to in the Disclosure Letter; or

(ii)	the making (otherwise than at the request of the Vendors or in accordance with paragraph 10 (Tax Returns)) of any claim, election, surrender or disclaimer made or notice or consent given after Completion by any Group Company the making or giving of which was not taken into account in computing (and so reducing) any provision for Taxation (not including any provision for deferred Taxation) which appears in the Accounts (or eliminating any provision for Taxation (not including any provision for deferred Taxation) which would otherwise have appeared in the Accounts;

(f)	the liability arises or is increased as a consequence of any material failure by the Purchaser to comply with its obligations under paragraph 9 (Claims Procedure) or paragraph 10 (Tax Returns);

(g)	the liability would not have arisen but for any Group Company ceasing to be entitled to the small companies rate of corporation tax by virtue of any event occurring on or after Completion;

(h)	it is to fines, penalties or interest in respect of any Tax to the extent that it is increased as a result of any delay or default of the Purchaser or a Group Company after Completion;

(i)	the income, profits or gains in respect of which the liability arises were actual income, profits or gains earned accrued or received by any Group Company before Completion but it can be demonstrated by the Warrantors that such income, profits or gains were not, but should have been, reflected in the Completion Accounts or the Working Capital Statement; or

(j)	the liability arises in respect of the allotment or issue of, or the sale pursuant to the Minority SPAs, of the B Shares or the C Shares or in respect of the Additional Deferred Consideration or the payment or satisfaction of the Additional Deferred Consideration.

7.	Repayment

7.1	If, in the event of any payment becoming due from the Warrantors in relation to any Tax Claim, the Purchaser or any Group Company either is immediately entitled at the due date for the making of that payment to recover from any person (not being a Group Company or any Purchaser Group Company or (save in a case where paragraph 7.2 applies) any employee of them but including any Tax Authority) any sum in respect of any liability (or Transaction giving rise to the liability) as is mentioned in paragraph 4 of this Tax Covenant (and otherwise than by the utilisation of the whole or any part of any Purchaser’s Relief) that has resulted in that payment becoming due from the Warrantors or at some subsequent date becomes entitled to make such a recovery, then the Purchaser shall or shall procure that the relevant Group Company notifies the Warrantors’ Representative of that entitlement and if so required by the Warrantors and at the Warrantors’ sole expense, takes all reasonable steps to enforce that recovery (keeping the Warrantors’ Representative informed of the progress of any action taken) provided that (save in a case where paragraph 7.2 applies) the Purchaser shall not be required to take action against any person where in its reasonable opinion such action will be materially detrimental to the business of the relevant Group Company; and if the Warrantors have made a payment in respect of the liability in question, the Purchaser shall account to the Warrantors for either:

(a)	a sum equal to such amount so recovered by the relevant Group Company or the Purchaser in respect of that liability to Taxation less any Taxation chargeable on the amount of such recovery and less any costs and expenses not previously recovered from the Warrantors and less the amount of such recovery which has previously been set against any liability under the Warranties or this Tax Covenant; or

(b)	if lesser a sum equal to the Tax Claim paid by the Warrantors to the Purchaser.

7.2	This paragraph 7.2 applies where there is a liability for any income tax and employee national insurance contributions which is chargeable on any assessable income deriving from the grant or exercise of, or other dealing in, any employee share options which were exercised by any Vendor to a Minority SPA in order to acquire the Ordinary Shares. Where this paragraph applies, paragraph 7.1 shall apply (subject to the amendments expressly stated therein regarding paragraph 7.2) and the Purchaser shall procure that the Company shall take all reasonable steps to collect such income tax and employee national insurance contributions from the relevant Vendors pursuant to the terms of Schedule 5 of the relevant Minority SPA or otherwise.

7.3	Where under the option agreement in question the employee is responsible for any employer’s national insurance contributions, references in paragraph 7.2 to employee national insurance contributions shall be treated as including employer’s national insurance contributions.

8.	Reliefs

8.1	If any Liability to Taxation (or Transaction giving rise to that Liability to Taxation) has resulted in a payment having been made or becoming due from the Warrantors under the Tax Covenant gives rise to a Relief for the relevant Group Company (other than a Purchaser’s Relief) which would not otherwise have arisen and which has not previously been set against any liability of the Warrantors under the Warranties or this Tax Covenant, then the Purchaser shall give the Warrantors’ Representative full details of the entitlement as soon as practicable and in any event within 14 days of the Purchaser or the relevant Group Company becoming aware of the entitlement arising and the Purchaser shall at the request of the Warrantors’ Representative and at the Warrantors’ expense take all reasonable steps to procure that the Relief shall be obtained, keeping the Warrantors’ Representative informed of the progress of any action taken. As and when such Relief reduces a liability to make an actual payment of Tax (other than a liability for which the Purchaser would be entitled to bring a Tax Claim), the amount of that reduction shall be dealt with in accordance with paragraph 8.2 below.

8.2	Where it is provided under paragraph 8.1 that any amount (the “relevant amount”) is to be dealt with in accordance with this sub-clause:

(a)	the relevant amount shall first be set-off against any payment then due from the Warrantors under the Tax Covenant;

(b)	to the extent that there is an excess, a refund shall be made to the Warrantors of any previous payment made by the Warrantors under the Tax Covenant (to the extent not previously refunded under this paragraph 8) up to the amount of such excess; and

(c)	to the extent that the excess referred to in paragraph 8.2(b) above is not exhausted under that paragraph, the remainder of the excess shall be carried forward and set off against any future payment or payments which become due from the Warrantors under the Tax Covenant.

9.	Claims Procedure

9.1	Upon the Purchaser or any Group Company becoming aware of a Claim for Taxation which may result in a Tax Claim the Purchaser shall:

(a)	as soon as reasonably practicable (but not as a condition precedent to the making of a Tax Claim) give written notice of that Claim for Taxation to the Warrantors’ Representative or, as the case may be, shall procure that the Group Company forthwith give written notice of that Claim for Taxation to the Warrantors’ Representative;

(b)

subject to the Warrantors agreeing to indemnify the Purchaser and/or the relevant Group Company to its reasonable satisfaction against all losses, costs, damages and expenses, including interest on overdue Tax, which may be incurred, further procure that the Group Company take such action and give such information and assistance in connection with the affairs of the relevant Group Company as the Warrantors may reasonably and promptly by written notice request to avoid, resist, appeal or compromise the Claim for Taxation; and

(c)	procure that the Warrantors’ representative is promptly provided with copies of any material correspondence with the Tax Authority.

9.2	The Purchaser shall not be obliged to procure that the Group Company appeals against any tax assessment if, the Warrantors’ Representative having been given written notice of the receipt of that Claim for Taxation in accordance with paragraph 9.1 above, the Group Company has not within 28 days (or, if there is a statutory time limit of not more than 30 days, within 10 Business Days before the expiry of such limit) thereafter received instructions in writing from the Warrantors, in accordance with the preceding provisions of this paragraph 9, to make that appeal.

9.3	The Purchaser shall not be obliged to procure that any Group Company take any action under paragraph 9.1 above which involves contesting any matter before any court, appellate body or judicial authority (including, the High Court of Justice or any superior court) unless the Warrantors furnish the Group Company with the written opinion of tax counsel of at least 7 years call to the effect that it is reasonable in all circumstances to take the appeal. Such tax counsel shall be instructed by the Warrantors and at the Warrantors’ expense but the Warrantors shall promptly provide the Purchaser with a copy of such instructions and give the Purchaser or its representative a reasonable opportunity to attend any conference with Counsel.

9.4	The Warrantors acknowledge that neither the Purchaser nor any Group Company shall be obliged to comply with any request made by the Warrantors pursuant to paragraph 9.1 if in the Purchaser’s reasonable opinion any such compliance would materially adversely affect the future liability of any Group Company to Taxation without the approval of the Purchaser or the relevant Group Company such approval not to be unreasonably withheld or delayed.

9.5	The Purchaser or the relevant Group Company shall, without reference to the Warrantors, be entitled to admit, compromise, settle, discharge or otherwise deal with a Claim for Taxation on such terms as it thinks fit and without prejudice to any right or remedy under this schedule if:

(a)	the Warrantors have not made the request referred to in paragraph 9.1 by the earlier of the following dates:

(i)	the date occurring 28 days after the date on which notice of that Claim for Taxation was given in accordance with paragraph 9.1; and

(ii)	the date occurring two clear Business Days prior to the last date on which an appeal may be made against the Liability to Taxation to which the

Claim for Taxation relates (provided that the Purchaser complied with the terms of paragraph 9.1(a));

(b)	the Purchaser or the relevant Group Company shall not at any time be indemnified as provided in paragraph 9.1;

(c)	Counsel shall advise (pursuant to paragraph 9.3) that it is not reasonable in the circumstances to make an appeal against the relevant Claim for Taxation;

(d)	the Warrantors shall have made the request referred to in paragraph 9.1, but shall subsequently fail to make a further request or requests within 21 days of the Purchaser requesting the same in writing from the Warrantors; or

(e)	a Tax Authority has made substantial allegations that while any Group Company was under the control of the Vendors there was any act or failure to act by any Group Company or the Vendors which constituted fraud in relation to any Liability to Taxation.

10.	Tax Returns

10.1	The Purchaser, the relevant Group Company or their duly authorised agent shall at the sole expense of the relevant Group Company prepare:

(a)	the corporation tax returns of each Group Company for all accounting periods ended on or before the Accounts Date to the extent that they have not been prepared prior to Completion; and

(b)	the corporation tax returns of each Group Company for the accounting period current at Completion.

10.2	The Purchaser shall provide the Warrantors with a copy of the corporation tax returns referred to in paragraph 10.1 (and any relevant supporting computations) at least 28 days prior to the date for submission of those corporation tax returns. The Purchaser shall give the Warrantors a reasonable opportunity to comment on such returns (such comments not to be unreasonably withheld or delayed) prior to their submission to the relevant Tax Authority and shall not unreasonably refuse to take into account the Warrantors’ reasonable comments provided that, in relation to the period current at Completion, the Purchaser shall only be obliged to take into account such comments to the extent that such comments relate to matters which could give rise to a liability for the Warrantors under this Schedule.

10.3

The Purchaser, the relevant Group Company or their duly authorised agent shall at the sole expense of the relevant Group Company prepare all documentation and deal with all matters relating to the tax returns mentioned in paragraph 10.1 and the Purchaser shall provide the Warrantors with copies of any material correspondence relating to such tax returns prior to their submission and copies of any material correspondence from the relevant Tax Authority. The Purchaser shall give the Warrantors a reasonable opportunity to comment on such correspondence (such comments not to be unreasonably withheld or delayed) prior to submission and shall take account of the Warrantors’ reasonable comments.

10.4	The Purchaser shall procure that the relevant Group Company shall at the request of the Warrantors do all such things which may be reasonably necessary to ensure that full effect is given to any claim, surrender or election made to or by the relevant Group Company and which is reflected in the Accounts including for the avoidance of doubt signing and submitting any revised claim, election or surrender and progressing any such claim, surrender or election or revised claim surrender or election with the relevant Tax Authority.

10.5	For the avoidance of doubt, any act or omission of any Group Company or the Purchaser carried out at the request of the Warrantors in accordance with this paragraph 10 shall not constitute a voluntary act or omission of the Purchaser or any Group Company for the purposes of paragraph 6.2(d).

Schedule 6

(Completion requirements)

A.	The Vendors shall deliver to the Purchaser at Completion:

1.	stock transfer forms, duly completed and executed by the registered holders, in favour of the Purchaser (or as it may direct) in respect of the Shares together with the relevant share certificates or an indemnity for lost share certificate in the agreed form;

2.	the certificate of incorporation, any certificates of incorporation on change of name or re-registration, the statutory books written up to date, share certificate books, minute books, all unused cheque books and the common seal of each Group Company;

3.	all other papers and documents relating to the Group which are in the possession of or under the control of any of the Vendors;

4.	proxies and powers of attorney in the agreed form duly executed by each of them authorising the Purchaser to exercise any rights, privileges or duties attaching to the Shares including receiving notices of and attending and voting at all meetings of the members of the Company from Completion to the day on which the Purchaser or its nominee is entered in the register of members of the Company as the holder of the Shares;

5.	notices in the agreed form to the Company duly executed by each of them authorising the Company to send any notice in respect of their respective shareholdings to the Purchaser;

6.	the Disclosure Letter duly signed;

7.	minutes in the agreed form of a duly held meeting of the board of directors of the Company at which, amongst other things:

(a)	the stock transfer forms referred to in (1) above are approved and (subject to them being appropriately stamped) registered in the Company’s books;

(b)	those persons nominated by the Purchaser are appointed as directors of the Company effective on receipt of approval by the FSA to their appointment;

(c)	resignation of Anthony Roger Moore as a director of the Company;

(d)	resignation of the auditors of the Company and appointment of new auditors of the Company effective as soon as practicable following Completion;

(e)	the execution and completion of the other documents to be entered into by the Company under this Agreement is approved as appropriate;

8.	Acknowledgements in the agreed form from each of the Vendors confirming, inter alia, that at and immediately after Completion nothing is owed by them to any Group Company.

9.	The Service Agreements duly executed by each party to them.

10.	All documents in the possession or control of the Company relating to the Properties.

11.	Minutes in the agreed form of a duly held meeting of the board of directors of each Group Company at which, amongst other things:

(a)	those persons nominated by the Purchaser are appointed as directors of the Group Company; and

(b)	resignation of the auditors of the Group Company and appointment of new auditors of the Group Company effective as soon as practicable following Completion.

Schedule 7

(Intellectual Property)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 8

(Disbursement Certificate)

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Schedule 9

Completion Accounts

Part 1: Accounting Instructions

1	Accounting policies

The Completion Accounts are to be prepared in the form set out in paragraph 5 of Part 1 of this Schedule and are to be prepared as follows:

(a)	in accordance with the specific accounting treatments set out in paragraph 3 of Part 1 of this Schedule; and subject thereto

(b)	by adopting the same accounting policies and estimation techniques (each as defined in FRS 18) as were applied in the preparation of the Accounts, including in relation to the exercise of accounting discretion and judgement; and subject thereto

(c)	in accordance with UK GAAP at the Accounts Date.

For the avoidance of doubt paragraph (a) takes precedence over paragraphs (b) and (c) and paragraph (b) takes precedence over paragraph (c).

2	General

The Completion Accounts are to be expressed in £ Sterling.

3	Specific accounting policies

Post Completion events

3.1	Adjusting events as defined in FRS 21 (Events after the Balance Sheet Date) occurring after Completion Date shall be taken into account in the Completion Accounts up until the date of delivery of the draft Completion Accounts to the Vendors.

Accounting Standards

3.2	The Completion Accounts shall be prepared under the historical cost convention.

Liabilities

3.3	Full provision or accrual shall be made in the Completion Accounts for all goods and services received prior to or on Completion Date which have yet to be invoiced.

3.4

Full provision or accrual shall be made for all amounts due to employees (including, without limitation but subject to paragraph 3.6 below, salaries, bonuses, and related social security and other taxes) in respect of the period up to Completion Date to the extent not paid at the Completion Date provided that no provision, expense or accrual shall be made with respect to the provision of any benefit relating to the issue of the B Shares and C Shares of £0.001 each in the capital of the Company together with the B Bonus .

Transaction Costs

3.5	All unpaid expenses of the Group Companies incurred in connection with the transactions contemplated by this Agreement shall be accrued in the Completion Accounts.

Taxation

3.6	Taxation (as defined in the Tax Covenant) for the period from the day after the Accounts Date to the Completion Date is to be provided for in the Completion Accounts by adopting the same accounting policies and practices that were used in calculating the provision for Taxation in the Accounts provided that no liability to pay Taxation arising in relation to the issue of 5,000,000 ‘B and C’ shares of £0.001 of each in the capital of the Company in the capital of the Company (or any related bonus or indemnity arrangements) on or around 12 March 2006, including income tax, employees national insurance contributions and employers national insurance contributions, shall be accrued in the Completion Accounts.

3.7	All unpaid Taxation arising prior to the Accounts Date will also be provided, in full, in the Completion Accounts.

3.8	A tax asset shall be recognised in the Completion Accounts in respect of the corporation tax deduction arising on exercise of the Share Options.

Prepayments

3.9	Only those prepayments having genuine value to the Purchaser post Completion Date will be included in the Completion Accounts.

3.10	All marketing and advertising costs shall be expensed as incurred other than the prepaid amount in respect of advertising costs as at 31 December 2005 which have not been utilised by 14 March 2006 .

Accrued Income

3.11	Provision shall be made in the Completion Accounts in respect of end users cancelling contracts entered into by such end user as a consequence of switching service provider in accordance with the normal accounting policy and estimation techniques of the Company consistently applied.

No reclassification and double counting

3.12	There shall be no reclassification of any fixed assets, intangible assets and investments to current assets.

3.13	No capitalised costs (including but not limited to, website development, employee and agency staff costs, and research and development project costs) shall be included in current assets.

3.14	No item may be included more than once in the Completion Accounts.

4	Procedure relating to the Completion Accounts

4.1	The Purchaser shall, or shall procure that the Company shall, as soon as practicable, and in any event within 120 Business Days, after the Completion Date (the “First Period”) prepare and deliver to the Vendors’ Representative and the Purchaser a draft of the Completion Accounts which shall be prepared in accordance with the Accounting Instructions. In the period prior to Completion, the Vendors will procure that the Company maintains accurate and complete accounting records in accordance with the Accounting Instructions to ensure that the Purchaser or the Company can prepare the Completion Accounts.

4.2	The Vendors’ Representative and the Purchaser shall attempt to agree the draft Completion Accounts as soon as possible and, in any event, within 30 Business Days (or such longer period as the parties may agree) (the “Second Period”) after their delivery in accordance with paragraph 4.1.

4.3	Unless before the end of the Second Period the Vendors’ Representative serves a written notice of objection on the Purchaser stating that they disagree with the draft Completion Accounts and setting out in reasonable detail the adjustments, if any, which they propose should be made to the draft Completion Accounts, the draft Completion Accounts are deemed to be agreed and, except in the event of manifest error, are final and binding on the Vendors and the Purchaser for all purposes of this Agreement.

4.4	If before the end of the Second Period, a notice of objection has been served by the Vendors’ Representative pursuant to paragraph 4.3, the parties shall attempt to resolve in good faith any matters in dispute within a period of 20 Business Days after the service of the notice of objection (or such longer period as the parties may agree) (the “Third Period”). During the Third Period the Purchaser may, by written notice to the Vendors’ Representative, propose additional adjustments and notify the Vendors’ Representative of additional matters in dispute, but only if those additional adjustments or matters arise out of the notice of objection served by the Vendors’ Representative pursuant to paragraph 4.3.

4.5	If at the end of the Third Period there are no matters remaining in dispute, the Purchaser shall procure that the Company finalises the draft Completion Accounts by amending them to reflect the adjustments agreed by the parties and, within 10 Business Days after the end of the Third Period, deliver to the Vendors’ Representative and to the Purchaser the final form of the Completion Accounts.

4.6	If after the end of the Third Period any matters remain in dispute (the “Disputed Matters”) and the aggregate amount of the Disputed Matters is greater than £250,000, either the

Purchaser or the Vendors’ Representative may refer the Disputed Matters to the Independent Accountants for determination. If the aggregate amount of the Disputed Matters is less than £250,000, the draft Completion Accounts are deemed to be agreed and, except in the event of manifest error, are final and binding on the Vendors and the Purchaser for all purposes of this Agreement.

4.7	The Vendors’ Representative and the Purchaser shall act in good faith towards each other regarding the referral to the Independent Accountants and shall use reasonable endeavours to agree with the Independent Accountants the precise terms of reference to apply to its role under this Agreement as soon as reasonably practicable after that referral to the Independent Accountants pursuant to paragraph 4.6. Those terms of reference shall include the general terms of reference set out in Part 2 of this Schedule 9.

4.8	The Independent Accountants shall determine the Completion Accounts in accordance with the Accounting Instructions and shall take account of any items from any notice of objection served pursuant to paragraph 4.3 and any further adjustments proposed by the Purchaser pursuant to paragraph 4.4 insofar as not otherwise agreed by the parties. The Independent Accountants may call for and inspect such documents as they reasonably consider necessary.

4.9	After agreement or determination of the Disputed Matters, the Purchaser shall procure that the Company finalises the draft Completion Accounts by amending them in accordance with any determination made by the Independent Accountants and, within 10 Business Days after that agreement or determination, deliver to the Vendors’ Representative and to the Purchaser the final form of the Completion Accounts.

4.10	The Vendors shall pay the costs of the Vendor’s Accountants in respect of any work carried out pursuant to this paragraph 4. The Purchaser shall pay the costs of the Purchaser’s Accountants in respect of any work carried out pursuant to this paragraph 4. The costs of the Independent Accountants (if appointed) are to be borne equally between the Vendors and the Purchaser.

4.11	The Vendors and the Purchaser shall each procure, so far as they are able, that at all times between the date of delivery of the draft Completion Accounts to the Vendors’ Representative and to the Purchaser in accordance with paragraph 4.1 and the Determination Date, the Company gives each of the Vendors’ Representative and the Purchaser and the Independent Accountants access to all of their working papers used as a basis for preparing the Completion Accounts and access to personnel as may reasonably be required for the purposes of considering and agreeing the Completion Accounts.

4.12	Upon the Completion Accounts becoming final and binding pursuant to this paragraph 4 (except in respect of manifest error), no right of appeal is competent with regard to them and neither the Vendors nor the Purchaser nor the Independent Accountants may appeal or state a case either on a point of law or fact with regard to them, to any court.

5	Form of Completion Accounts

5.1	The Completion Accounts are to be in the following form:

£
FIXED ASSETS
Intangible Fixed Assets	A
Tangible Fixed Assets	B
Investments	C

TOTAL	D = sum A to C

CURRENT ASSETS

Debtors due within one year
Trade Debtors		E
Amounts owed by Group undertakings		F
Other Debtors		G
Prepayments and accrued income		H

Debtors due After one year
Amounts owed by Group undertakings		I
Other Debtors		J
Cash at bank and in hand		K

TOTAL		L = sum E to K

CREDITORS

Creditors due within one year
Trade Creditors		M
Amounts owed to group undertakings		N
Corporation Tax		O
Taxation and social security		P
Other creditors		Q
Accruals and deferred income		R

Creditors due after one year
Amounts owed to group undertakings		S

TOTAL		T = sum M to S

PROVISIONS FOR LIABILITIES

Deferred taxation		U

CAPITAL AND RESERVES

Called up equity and share capital	V
Share premium account	W
Profit and loss account	X

Total	Y = sum V to X

5.2	The Consideration Adjustment Statement

The Consideration Adjustment Statement is to be in the following form:

	£	£
Actual Non-Cash NCA		X
(as extracted from the Target Non-Cash NCA Statement)	[ ]
Less Target Non-Cash NCA Amount	([ ])

X
Actual Cash Amount (as extracted from the Cash Statement)	[ ]
Less Cash Target	([ ])	X

Adjustment pursuant to clause 6.2 payable to/(payable by) the Purchaser		X(X)

5.3	The Target NCA Statement

TARGET NCA AMOUNT

	Agreed uSwitch position Forecast 14-Mar-06			Agreed Scripps position Forecast 14-Mar-06

1 The Working Capital Statement

Current Assets

Trade Debtors	X

Prepayments	X

Accrued Income	X

Other Debtors	X

Current Liabilities

Trade Creditors	(X	)

VAT	(X	)

PAYE	(X	)

Accruals	(X	)

Other Creditors	(X	)

	( )		____

Working Capital Target	A				X

2 The Corporation Tax Statement

Corporation Tax Liability		(X)
Corporation Tax Asset		X

Corporation Tax Asset / (liability)

	50%	B	X	(X)	C

3 Corporation Tax Asset on Option exercise			X	X	D

4 Total		X = A+B			Y = C+D

5 Difference between the NCA positions

Z= (X+Y) / 2		Z	_______

_______

_______

6 Target Non-Cash NCA Amount		Z+D+C

5.4

2 Cash and Third Party Debt Statement

Cash at Bank and in hand

Short term investments

Short term borrowings

Long term borrowings

Third Party Debt

Cash and Third party debt

Part 2: Independent Accountants’ terms of reference

1	The Vendors and the Purchaser shall each prepare (or cause to be prepared by their respective accountants) a written statement on the Disputed Matters, two copies of each of which (and the relevant supporting documents) shall be submitted to the Independent Accountants for determination within 15 Business Days of the formal appointment of the Independent Accountants. The matters in dispute are to be limited to the Disputed Matters.

2	Once the Vendors’ Representative and the Purchaser have each submitted two copies of their respective written statements to the Independent Accountants for determination pursuant to paragraph 1 of Part 2 of this Schedule, the Independent Accountants shall deliver immediately to the other party a copy of their submissions (and the relevant supporting documents).

3	After delivery of their respective submissions pursuant to paragraph 2 of Part 2 of this Schedule, the Vendors’ Representative and the Purchaser may comment once only on the other party’s submissions by written comment and shall deliver to the Independent Accountants not later than 10 Business Days after the written statement was first submitted to the Independent Accountants and copied to the other party pursuant to paragraphs 1 and 2 of Part 2 of this Schedule.

4	Any response to a subsequent request by the Independent Accountants for information from either the Vendors’ Representative or the Purchaser (or their respective accountants) shall be delivered to the Independent Accountants who following receipt of responses from both parties shall copy those responses to the other party. Unless otherwise directed by the Independent Accountants, the party receiving a copy of the information may, within 10 Business Days after receipt of the information, comment once only on the other party’s submission, and shall deliver two copies of those comments to the Independent Accountants who, after receipt of comments from both parties, shall copy those comments to the other party. After that, neither the Purchaser nor the Vendors’ Representative nor their respective accountants may make further statements or submissions except insofar as the Independent Accountants so request (in which case it shall, on each occasion, give the other party (unless otherwise directed) 10 Business Days to respond to any statements or submission so made).

5	The determination of the Independent Accountants shall be in writing and shall be delivered to the Vendors’ Representative and the Purchaser. In giving its determination, the Independent Accountants shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Actual Non-Cash NCA Statement and to draft the Cash Statement in respect of the Disputed Matters to comply with the requirements of this Agreement and to determine finally the Completion Accounts.

6	The Independent Accountants shall determine (using their own legal advice as appropriate) any question of the legal construction of this Agreement insofar as it is relevant to the determination of the Completion Accounts. If the Independent Accountants obtain legal advice, a copy of the advice and any instructions on which it is based shall be delivered to the Vendors’ Representative and to the Purchaser.

7	The Independent Accountants shall act as an expert (and not as an arbitrator) in making any determination which shall (in the absence of manifest error) be final and binding on the parties. In particular, without limitation, its determination of any fact which it has found it necessary to determine for the purposes of its determination pursuant to this Schedule 9 is binding on the parties for all purposes.

8	The parties expressly waive, to the extent permitted by law, any rights of recourse to the courts they may otherwise have to challenge the Independent Accountants’ determination, including any determination under this Schedule 9.

Part 3: Illustrative Example

The company agrees to furnish supplementally a copy of this schedule to the Commission upon request.

Executed by MCC Group Enterprise	)

Limited acting by its attorney	)	/s/ Matthew Darling
100 Fetter Lane
London EC4A 1BN

Executed by Raybridge Services	)

Limited acting by its attorney	)	/s/ Matthew Darling
100 Fetter Lane
London EC4A 1BN

Executed by Velocity Investments	)

Limited acting by its attorney	)	/s/ Matthew Darling
100 Fetter Lane
London, EC4A 1BN

Executed by FIRSTCORNER Limited	)

acting by	)	/s/ Tim Peterman
Director

/s/ Sameer Deen
Director/Secretary

Executed by:

/s/ G. Milford Haven
Lord Milford Haven in the presence of:

/s/ Sadia Salam
signature of witness

Sadia Salam
print name of witness

Address

One London Wall
London

Occupation
Solicitor